Filed Pursuant to Rule 424(b)(5)
Registration No. 333-203667

PROSPECTUS SUPPLEMENT

(To prospectus dated May 29, 2015)

5,000,000 Shares

CEDAR REALTY TRUST, INC.

Common Stock

We entered into a forward sale agreement with an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, which affiliate we refer to in this capacity as the forward purchaser. Merrill Lynch, Pierce, Fenner & Smith Incorporated, as agent for its affiliated forward purchaser, which we refer to in this capacity as the forward seller, is, at our request, borrowing from third parties and selling to the underwriter an aggregate of 5,000,000 shares of our common stock, par value $0.06 per share, in connection with the forward sale agreement. If the forward purchaser determines, in its commercially reasonable judgment, that the forward seller is unable, after using commercially reasonable efforts, to borrow and sell the full number of such shares, or if the forward purchaser, in its sole judgment, determines that the forward seller would incur a share loan cost in excess of a specified threshold to do so, we will issue and sell to the underwriter a number of shares of our common stock equal to the number of shares that the forward seller does not so borrow and sell. We will not initially receive any proceeds from the sale of shares of our common stock by the forward seller, except in certain circumstances described in this prospectus supplement. We expect to physically settle the forward sale agreement and receive proceeds, subject to certain adjustments, from the sale of shares of our common stock upon one or more such physical settlements no later than August 1, 2017. Except in certain circumstances, we may also elect to cash settle or net share settle all or a portion of our obligations under the forward sale agreement. If we elect to cash settle the forward sale agreement, we may not receive any proceeds and we may owe cash to the forward purchaser in certain circumstances. If we elect to net share settle the forward sale agreement, we will not receive any proceeds, and we may owe shares of common stock to the forward purchaser in certain circumstances. See “Underwriting—Forward Sale Agreement” in this prospectus supplement.

Our common stock is listed on the New York Stock Exchange, or the NYSE, under the symbol “CDR.” On July 26, 2016, the last reported sales price of our common stock on the NYSE was $8.03 per share. To assist us in complying with certain federal income tax requirements applicable to real estate investment trusts, or REITs, our charter and bylaws contain certain restrictions relating to the ownership and transfer of our common stock, including an ownership limit of 9.9% of our total outstanding common stock.

The underwriter has agreed to purchase our common stock from us at a price of $7.71 per share. We expect to receive net proceeds from the sale of our common stock, before estimated expenses, of $38.6 million upon full physical settlement of the forward sale agreement, which we expect will occur no later than August 1, 2017. For the purposes of calculating the aggregate net proceeds to us, we have assumed that the forward sale agreement will be fully physically settled based on the initial forward sale price of $7.71 per share, which is the price at which the underwriter has agreed to buy the shares of common stock offered hereby. The forward sale price is subject to adjustment pursuant to the terms of the forward sale agreement, and any net proceeds to us will be calculated as described in this prospectus supplement. Although we expect to settle the forward sale agreement entirely by the full physical delivery of shares of common stock in exchange for cash proceeds, we may, except in certain circumstances, elect cash settlement or net share settlement for all or a portion of our obligations under the forward sale agreement. See “Underwriting—Forward Sale Agreement” in this prospectus supplement for a description of the forward sale agreement. The underwriter may offer our common stock in transactions on the NYSE, in the over-the-counter market or through negotiated transactions at market prices or at negotiated prices. See “Underwriting.”

We have granted the underwriter an option to purchase up to 750,000 additional shares of common stock from us within 30 days after the date of this prospectus supplement.

If such option is exercised, such additional shares of common stock will be sold by the forward seller to the underwriter (except in certain circumstances described in this prospectus supplement), and we will enter into one or more additional forward sale agreements with the forward purchaser in respect of the number of shares of common stock that are subject to the exercise of the underwriter’s option to purchase additional shares. Unless the context requires otherwise, the term “forward sale agreement” as used in this prospectus supplement includes any additional forward sale agreement that we will enter into in connection with the exercise by the underwriter of its option to purchase additional shares of our common stock. In the event that we enter into an additional forward sale agreement and any additional shares are sold by the forward seller to the underwriter, if the forward purchaser determines, in its commercially reasonable judgment, that the forward seller is unable, after using commercially reasonable efforts, to borrow and deliver for sale on the anticipated closing date for the exercise of such option the full number of shares of common stock with respect to which such option has been exercised, or if the forward purchaser, in its sole judgment, determines that the forward seller would incur a share loan cost in excess of a specified threshold to do so, then we will issue and sell to the underwriter a number of shares of common stock equal to the number of shares that the forward purchaser or its affiliate does not so borrow and sell.

Investing in our common stock involves risks that are described in the “Risk Factors” sections beginning on page S-7 of this prospectus supplement and beginning on page 13 of our Annual Report on Form 10-K for the year ended December 31, 2015.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriter expects to deliver the shares of our common stock to purchasers on or about August 1, 2016 through the book-entry facilities of The Depository Trust Company.

BofA Merrill Lynch

The date of this prospectus supplement is July 26, 2016.

Prospectus Supplement

Prospectus

In this prospectus supplement, the terms “Company,” “we,” “us” and “our” include Cedar Realty Trust, Inc. and its consolidated subsidiaries, including Cedar Realty Trust Partnership, L.P., or our operating partnership.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus prepared by us. We have not, nor has the underwriter or the forward purchaser, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and any free writing prospectus prepared by us, as well as the documents incorporated by reference, is accurate only as of their respective dates or on other dates which are specified in those documents. Our business, financial condition, results of operations, liquidity, and prospects may have changed since those dates.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary may not contain all of the information that is important to you. You should carefully read this entire prospectus supplement and the accompanying prospectus, including the section entitled “Risk Factors” beginning on page S-7 of this prospectus supplement, as well as the information appearing under the caption “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2015, before making a decision to invest in our common stock. You should also read the documents we have referred you to in “Incorporation of Certain Documents by Reference.” This summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus.

The Company

We are a fully-integrated REIT that focuses primarily on ownership and operation of grocery-anchored shopping centers straddling the Washington D.C. to Boston corridor. We derive substantially all of our revenues from rents and operating expense reimbursements received pursuant to long-term leases. At June 30, 2016, we owned and managed a portfolio of 62 operating properties (excluding properties “held for sale”) totaling approximately 9.6 million square feet of gross leasable area, or GLA. We conduct our business and own all of our properties through our operating partnership, in which we owned at June 30, 2016 an approximate 99.6% economic interest, and are its sole general partner. Our principal executive offices are located at 44 South Bayles Avenue, Port Washington, NY 11050, our telephone number is (516) 767-6492 and our website address is www.cedarrealtytrust.com. The contents of our website are not a part of this prospectus supplement or the accompanying prospectus.

Recent Developments

Portfolio Transactions

On May 4, 2016, we acquired Glenwood Village, located in Bloomfield, New Jersey. The purchase price for the property, which was unencumbered, was $19.5 million.

On February 25, 2016, we acquired Shoppes at Arts District, located in Hyattsville, Maryland. The purchase price for the property was $20.5 million, of which $8.5 million was funded from the assumption of a mortgage loan payable bearing interest at the rate of 5.2% per annum and maturing in April 2022.

On February 11, 2016, we sold Liberty Marketplace, located in Dubois, Pennsylvania, at a sales price of $15.0 million.

Debt Transactions

On July 1, 2016, we repaid a $4.6 million mortgage loan secured by Hamburg Square, located in Hamburg, Pennsylvania.

On June 26, 2016, we repaid a $10.0 million mortgage loan secured by West Bridgewater Plaza, located in West Bridgewater, Massachusetts.

On May 3, 2016, we refinanced an existing $40.3 million mortgage loan payable secured by Franklin Village Plaza with a new $50.0 million mortgage loan payable, bearing interest at the rate of 3.9% per annum and maturing in June 2026.

On April 26, 2016, we closed a new $100 million unsecured term loan maturing April 26, 2023 (none of which was borrowed at closing). Proceeds from the term loan can be drawn at any time from closing until October 26, 2016. Interest on borrowings under the term loan can range from LIBOR plus 165 to 225 bps (165 bps on April 26, 2016), based on our leverage ratio. Additionally, we entered into a forward interest rate swap agreement which will convert the LIBOR rate to a fixed rate for the term loan beginning November 1, 2016 through its maturity. As a result, the effective fixed interest rate will be 3.2%, based on our leverage ratio at March 31, 2016.

On March 10, 2016, we repaid a $953,000 mortgage loan secured by Gold Star Plaza, located in Shenandoah, Pennsylvania.

Preliminary Results for the Three Months Ended June 30, 2016

We are currently in the process of finalizing our consolidated financial results for the three months ended June 30, 2016. Based on preliminary unaudited information, we expect each of net income, Funds from Operations, or FFO, and Operating FFO, for the three months ended June 30, 2016 to be in the following range:

	Range Three Months Ended June 30, 2016
Estimated net income, per diluted share	$0.01	$0.02
Estimated real estate depreciation and amortization, per diluted share	0.13	0.13

Funds From Operations (FFO) per diluted share	0.13	0.14
Estimated acquisition costs per diluted share	0.01	0.01

Operating Funds From Operations (Operating FFO), per diluted share*	$0.14	$0.15

*	Based on 85,694,000 weighted average number of diluted shares of common stock. Individual items may not add up to total due to rounding and omission of immaterial reconciling items.

In addition, we expect:

•	Same-property net operating income, or NOI, to increase approximately 1.5%, excluding redevelopments, and approximately 0.6%, including redevelopments, compared to the same prior period in 2015.

•	Signed 30 comparable leases for 131,600 square feet with a positive lease spread of 8.4% on a cash basis. The average new rent on these comparable leases is $15.65 per square foot compared to the previous rent of $14.52 per square foot.

•	Total portfolio and same-property portfolio to be 91.2% and 91.6% leased, respectively, at June 30, 2016, compared to 93.2% and 93.6% leased, respectively, at June 30, 2015. The decrease in leased percentages are primarily the result of four anchor vacancies that occurred in the fourth quarter of 2015.

We have not yet completed the preparation of our financial statements for the quarter ended June 30, 2016. The preliminary financial data included above has been prepared by us, and our independent registered public accounting firm has not audited, reviewed, compiled or performed any procedures with respect to this information. Our independent registered public accounting firm is in the process of conducting its review of our financial statements for the three months ended June 30, 2016. This review could result in changes to the preliminary results indicated above. No assurance can be made that our actual results for the three months ended June 30, 2016 will be consistent with the foregoing estimates and you should not view these estimates as a substitute for full interim financial statements prepared in accordance with generally accepted accounting principles, or GAAP.

FFO is a widely recognized supplemental non-GAAP measure utilized to evaluate the financial performance of a REIT. We presents FFO in accordance with the definition adopted by the National Association of Real Estate Investments Trusts, or NAREIT. NAREIT generally defines FFO as net income attributable to common shareholders (determined in accordance with GAAP), excluding gains (losses) from sales of real estate properties, impairment provisions on real estate properties, plus real estate related depreciation and amortization, and adjustments for partnerships and joint ventures to reflect FFO on the same basis. We consider FFO to be an appropriate measure of our financial performance because it captures features particular to real estate performance by recognizing that real estate generally appreciates over time or maintains residual value to a much greater extent than other depreciable assets.

We also consider Operating FFO to be an additional meaningful financial measure of financial performance because it excludes items we believe are not indicative of our core operating performance, such as acquisition costs, amounts relating to early extinguishment of debt and preferred stock redemption costs, management transition costs and certain redevelopment costs. We believe Operating FFO further assists in comparing our performance across reporting periods on a consistent basis by excluding such items.

FFO and Operating FFO should be reviewed with GAAP net income (loss) attributable to common shareholders, the most directly comparable GAAP financial measure, when trying to understand our operating performance. FFO and Operating FFO do not represent cash generated from operating activities and should not be considered as an alternative to net income attributable to common shareholders or to cash flow from operating activities. Our computations of FFO and Operating FFO may differ from the computations utilized by other REITs and, accordingly, may not be comparable to such REITs.

Same-property NOI is a widely-used non-GAAP financial measure for REITs that the Company believes, when considered with financial statements prepared in accordance with GAAP, is useful to investors as it provides an indication of the recurring cash generated by the Company’s properties by excluding certain non-cash revenues and expenses, as well as other infrequent items such as lease termination income which tends to fluctuate more than rents from year to year. Properties are included in same-property NOI if they are owned and operated for the entirety of both periods being compared, except for properties undergoing significant redevelopment and expansion until such properties have stabilized, and properties classified as held for sale. Consistent with the capital treatment of such costs under GAAP, tenant improvements, leasing commissions and other direct leasing costs are excluded from same-property NOI. The most directly comparable GAAP financial measure is consolidated operating income. Same-property NOI should not be considered as an alternative to consolidated operating income prepared in accordance with GAAP or as a measure of liquidity. Further, same-property NOI is a measure for which there is no standard industry definition and, as such, it is not consistently defined or reported on among the Company’s peers, and thus may not provide an adequate basis for comparison between REITs.

The Offering

The following is a brief summary of certain terms of this offering. It does not contain all the information that may be important to you. For a more complete description of the terms of the forward sale agreement and the terms of our common stock, see “Underwriting—Forward Sale Agreements” in this prospectus supplement and “Description of Common Stock” in the accompanying prospectus, respectively.

Issuer	Cedar Realty Trust, Inc.

Shares of Common Stock Offered by the Forward Seller	5,000,000 shares of common stock, par value $0.06 per share (5,750,000 shares if the underwriter’s option to purchase additional shares is exercised in full)(1)

Shares of Common Stock and Operating Partnership Units to be Outstanding After This Offering	85,692,846 shares/operating partnership units (85,692,846 shares/operating partnership units if the underwriter’s option to purchase additional shares is exercised in full)

Shares of Common Stock and Operating Partnership Units to be Outstanding After Settlement of the Forward Sale Agreement Assuming Full Physical Settlement	90,692,846 shares/operating partnership units (91,442,846 shares/operating partnership units if the underwriter’s option to purchase additional shares is exercised in full)(2)

Use of Proceeds	We will not initially receive any proceeds from the sale of the shares of common stock offered by this prospectus supplement, unless an event occurs that requires us to sell shares of common stock to the underwriter in lieu of the forward seller selling shares of common stock to the underwriter.

We expect to receive net proceeds of approximately $38.4 million (after deducting fees and estimated expenses related to the forward sale agreement), subject to certain adjustments pursuant to the forward sale agreement, only upon full physical settlement of the forward sale agreement, which we expect to occur no later than August 1, 2017.(2)

(1)	The forward seller has advised us that it or its affiliate intends to acquire the shares of common stock to be sold under this prospectus supplement through borrowings from third-party share lenders. Subject to the occurrence of certain events, we will not be obligated to deliver shares of common stock, if any, under the forward sale agreement until final settlement of the forward sale agreement, which we expect will occur no later than August 1, 2017. Except in certain circumstances, we have the right to elect cash settlement or net share settlement under the forward sale agreement. See “Underwriting—Forward Sale Agreement” in this prospectus supplement for a description of the forward sale agreement.

(2)	Calculated as of July 26, 2016 (assuming that the forward sale agreement is fully physically settled based on the initial forward sale price of $7.71 per share by the delivery of 5,000,000 shares of our common stock (or 5,750,000 if the underwriter’s option to purchase additional shares is exercised in full)). The forward sale price is subject to adjustment pursuant to the terms of the forward sale agreement, and any net proceeds to us are subject to settlement of the forward sale agreement. Unless the federal funds rate increases substantially prior to the settlement of the forward sale agreement, we expect to receive less than the initial forward sale price per share upon physical settlement of the forward sale agreement.

We intend to contribute any net proceeds received upon the settlement of the forward sale agreement (or upon our sale of our shares of common stock to the underwriter in lieu of the forward seller selling our shares of common stock to the underwriter) to our operating partnership. Our operating partnership presently intends to use all the net proceeds received upon the settlement of the forward sale agreement for general working capital and other corporate purposes, including the repayment of outstanding indebtedness and the acquisition of additional properties. Pending such use, any net proceeds will be used to temporarily repay amounts outstanding under our revolving credit facility. See “Use of Proceeds.”

Accounting Treatment of the Transaction	Before the issuance of common stock, if any, upon physical or net share settlement of the forward sale agreement, we expect that the shares issuable upon settlement of the forward sale agreement will be reflected in our diluted earnings per share, FFO per share, and dividends per share calculations using the treasury stock method. Under this method, the number of shares of our common stock used in calculating diluted earnings per share, FFO per share and dividends per share is deemed to be increased by the excess, if any, of the number of shares of common stock that would be issued upon full physical settlement of the forward sale agreement over the number of shares of common stock that could be purchased by us in the market (based on the average market price during the period) using the proceeds receivable upon full physical settlement (based on the adjusted forward sale price at the end of the reporting period). Consequently, prior to physical or net share settlement of the forward sale agreement and subject to the occurrence of certain events, we anticipate there will be no dilutive effect on our earnings per share, FFO per share or dividends per share except during periods when the average market price of our common stock is above the applicable forward sale price. However, if we physically or net share settle the forward sale agreement, the delivery of shares of common stock would result in an increase in the number of shares outstanding and dilution to our earnings per share and FFO per share.

Restrictions on Ownership	To assist us in complying with certain federal income tax requirements applicable to REITs, our charter and bylaws contain certain restrictions relating to the ownership and transfer of our common stock, including an ownership limit of 9.9% of our total outstanding common stock.

Risk Factors	See “Risk Factors” beginning on page S-7 of this prospectus supplement and on beginning on page 13 of our Annual Report on Form 10-K for the year ended December 31, 2015, for risks you should consider before purchasing shares of our common stock.

NYSE Symbol	“CDR”

Conflicts of Interest	All of the proceeds of this offering (excluding proceeds paid to us with respect to any shares of common stock that we may sell to the underwriter in lieu of the forward seller selling our shares of common stock to the underwriter) will be paid to the forward purchaser, which is an affiliate of the underwriter. As a result, an affiliate of the underwriter will receive the net proceeds of this offering.

An affiliate of the underwriter is a lender under our revolving credit facility. To the extent that any net proceeds are used to repay amounts outstanding under our revolving credit facility, such lender will receive a share of such net proceeds used to repay amounts outstanding under this facility. See “Underwriting—Conflicts of Interest.”

The number of shares of common stock to be outstanding after this offering is based on 85,340,790 shares outstanding as of July 25, 2016, including 3,280,813 treasury shares. The number of outstanding operating partnership units held by parties other than us after this offering is based on 352,056 units outstanding as of July 25, 2016. Subject to the limitations in our operating partnership’s partnership agreement, the operating partnership units are exchangeable for shares of our common stock on a one-to-one basis.

RISK FACTORS

An investment in our common stock involves a number of risks. Before making an investment decision to purchase our common stock, you should carefully consider all of the risks described in this prospectus supplement and beginning on page 13 of our Annual Report on Form 10-K for the year ended December 31, 2015, as well as the other information contained in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus. If any of these risks actually occurs, our business, financial condition, results of operations, liquidity and prospects could be materially adversely affected. If this were to occur, the value of our common stock could decline significantly and you may lose all or part of your investment.

Risks Related to Our Common Stock

You may experience significant dilution as a result of this offering and additional issuances of our securities, which could harm the market price of our common stock.

This offering may have a dilutive effect on our earnings per share and FFO per share. The actual amount of dilution from this offering, or from any future offering of common or preferred stock, will be based on numerous factors, particularly the use of proceeds and the return expected to be generated by such investment, and cannot be determined at this time. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market pursuant to this offering or otherwise, as a result of the perception or expectation that such sales could occur.

Our board of directors is authorized, without shareholder approval, to issue additional common or preferred stock or securities convertible into or exchangeable for equity securities. We may, from time to time and at any time, seek to offer and sell common or preferred stock or other securities based on market conditions and other factors that may be beyond our control.

Holders of our debt or preferred stock have liquidation and other rights that are senior to the rights of the holders of our common stock. Any future issuance of debt or preferred stock could adversely affect the market price of our common stock.

As of June 30, 2016, we had approximately $692.5 million of debt outstanding and approximately 7.9 million shares of Series B Preferred Stock were issued and outstanding. Holders of our debt and preferred stock have liquidation rights and other rights that are senior to the rights of holders of our common stock. Upon any voluntary or involuntary liquidation, dissolution or winding up, payment will be made to holders of our debt and preferred stock before any payment is made to the holders of our common stock. This will reduce the amount of our assets, if any, available for distribution to holders of our common stock. The decision to issue debt and preferred stock is dependent on market conditions and other factors that may be beyond our control. As a result, we cannot predict or estimate the amount, timing or nature of our future issuances. Any such future issuance could reduce the market price of our common stock.

Risks Related to the Forward Sale Agreement

Settlement provisions contained in the forward sale agreement could result in substantial dilution to our earnings per share and FFO per share or result in substantial cash payment obligations.

The forward purchaser will have the right to accelerate the forward sale agreement (with respect to all or any portion of the transaction under the forward sale agreement that the forward purchaser determines is affected by such event) and require us to settle on a date specified by the forward purchaser if:

•	the forward purchaser is unable to, or would incur a materially increased cost to, establish, maintain or unwind its hedge position with respect to the forward sale agreement;

•

the forward purchaser determines that it is unable, or it is commercially impracticable for it, to continue to borrow a number of shares of our common stock equal to the number of shares underlying the forward sale agreement or that, with respect to borrowing such number of shares, it would incur a cost that is greater than the borrow cost specified in the forward sale agreement, subject to a prior notice requirement;

•	we declare a dividend or distribution on our common stock with a cash value in excess of a specified amount per calendar quarter, or with an ex-dividend date prior to the anticipated ex-dividend date for such cash dividend;

•	certain ownership thresholds applicable to the forward purchaser are exceeded;

•	there is a public announcement of any event or transaction that, if consummated, would result in a merger event, tender offer, nationalization, delisting or change in law (in each case, as determined pursuant to the terms of the forward sale agreement); or

•	certain other events of default, termination events or other specified events occur, including, among other things, any material misrepresentation made by us in connection with entering into the forward sale agreement, a market disruption event during a specified period that lasts for more than at least eight scheduled trading days or a change in law (as such terms are defined in the forward sale agreement).

The forward purchaser’s decision to exercise its right to accelerate the settlement of the forward sale agreement will be made irrespective of our need for capital. In such cases, we could be required to issue and deliver shares of our common stock under the physical settlement provisions of the forward sale agreement or, if we so elect and the forward purchaser so permits our election, net share settlement provisions of the forward sale agreement irrespective of our capital needs, which would result in dilution to our earnings per share and FFO per share.

We expect that the forward sale agreement will settle no later than August 1, 2017. However, the forward sale agreement may be settled earlier in whole or in part at our option, subject to the satisfaction of certain conditions. The forward sale agreement will be physically settled by delivery of shares of our common stock, unless we elect to cash settle or net share settle the forward sale agreement, subject to the satisfaction of certain conditions. Upon physical settlement or, if we so elect, net share settlement of the forward sale agreement, delivery of shares of our common stock in connection with such physical settlement or, to the extent we are obligated to deliver shares of common stock, net share settlement will result in dilution to our earnings per share and FFO per share. If we elect cash settlement or net share settlement with respect to all or a portion of the shares of our common stock underlying the forward sale agreement, which we may do except in certain circumstances, we expect the forward purchaser (or an affiliate thereof) to purchase a number of shares of our common stock necessary to satisfy its or its affiliate’s obligation to return the shares of our common stock borrowed from third parties in connection with sales of shares of our common stock under this prospectus supplement. In addition, the purchase of shares of our common stock in connection with the forward purchaser or its affiliate unwinding its hedge positions could cause the price of shares of our common stock to increase over such time (or prevent a decrease over such time), thereby increasing the amount of cash we would owe to the forward purchaser (or decreasing the amount of cash that the forward purchaser would owe us) upon a cash settlement of the forward sale agreement or the number of shares of our common stock we would deliver to the forward purchaser (or decreasing the number of shares of our common stock that the forward purchaser would deliver to us) upon net share settlement of the forward sale agreement.

The forward sale price that we expect to receive upon physical settlement of the forward sale agreement will be subject to adjustment on a daily basis based on a floating interest rate factor equal to the federal funds rate less a spread and will be subject to decrease on each of certain dates based on amounts related to expected dividends on shares of our common stock during the term of the forward sale agreement. If the federal funds rate is less than the spread on any day, the interest factor will result in a daily reduction of the forward sale price. As of the date of this prospectus supplement, the federal funds rate was less than the spread. If the market value of shares of our common stock during the relevant valuation period under the forward sale agreement is above the relevant forward sale price, in the case of cash settlement, we would pay the forward purchaser under the forward sale agreement an amount in cash equal to the difference or, in the case of net share settlement, we would deliver to the forward purchaser a number of shares of our common stock having a value equal to the difference. Thus, we could be responsible for a potentially substantial cash payment in the case of cash settlement. See “Underwriting—Forward Sale Agreement” for information on the forward sale agreement.

In case of certain bankruptcy or insolvency events, the forward sale agreement will automatically terminate, and we would not receive any proceeds from the sale of shares of our common stock that have not theretofore been settled.

If we file for or consent to a proceeding seeking a judgment in bankruptcy or insolvency or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors’ rights, or we or a regulatory authority with jurisdiction over us presents a petition for our winding-up or liquidation, and we consent to such a petition, the forward sale agreement will automatically terminate. If the forward sale agreement so terminates, we would not be obligated to deliver to the forward purchaser any shares of our common stock not previously delivered, and the forward purchaser would be discharged from its obligation to pay the relevant forward sale price per share in respect of any shares of our common stock not previously settled. Therefore, to the extent that there are any shares of our common stock with respect to which the forward sale agreement has not been settled at the time of the commencement of any such bankruptcy or insolvency proceedings, we would not receive the relevant forward sale price per share in respect of those shares.

The U.S. federal income tax treatment of the cash that we might receive from cash settlement of the forward sale agreement is unclear and could jeopardize our ability to meet the REIT qualification requirements.

In the event that we elect to settle the forward sale agreement for cash and the settlement price is below the forward sale price, we would be entitled to receive a cash payment from the forward purchaser. Under Section 1032 of the Internal Revenue Code of 1986, as amended, or the Code, generally, no gains and losses are recognized by a corporation in dealing in its own shares, including pursuant to a “securities futures contract,” as defined in the Code by reference to the Securities Exchange Act of 1934, as amended, or the Exchange Act. Although we believe that any amount received by us in exchange for shares of our common stock would qualify for the exemption under Section 1032 of the Code, because it is not entirely clear whether the forward sale agreement qualifies as a “securities futures contract,” the U.S. federal income tax treatment of any cash settlement payment we receive is uncertain. In the event that we recognize a significant gain from the cash settlement of the forward sale agreement, we might not be able to satisfy the gross income requirements applicable to REITs under the Code. In that case, we may be able to rely upon the relief provisions under the Code in order to avoid the loss of our REIT status. Even if the relief provisions apply, we will be subject to a 100% tax on the greater of (i) the excess of 75% of our gross income (excluding gross income from prohibited transactions) over the amount of such income attributable to sources that qualify under the 75% test or (ii) the excess of 95% of our gross income (excluding gross income from prohibited transactions) over the amount of such gross income attributable to sources that qualify under the 95% test, as discussed in the accompanying prospectus under “Material Federal Income Tax Considerations—Taxation of Our Company” and “—Income Tests,” multiplied in either case by a fraction intended to reflect our profitability. In the event that these relief provisions were not available, we could lose our REIT status under the Code.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain or incorporate by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act and, as such, may involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements, which are based on certain assumptions and describe the

Company’s future plans, strategies and expectations, are generally identifiable by use of the words “may”, “will”, “should”, “estimates”, “projects”, “anticipates”, “believes”, “expects”, “intends”, “future”, and words of similar import, or the negative thereof. Factors which could cause actual results to differ materially from current expectations include, but are not limited to: adverse general economic conditions in the United States and uncertainty in the credit and retail markets; financing risks, such as the inability to obtain new financing or refinancing on favorable terms as the result of market volatility or instability; risks related to the market for retail space generally, including reductions in consumer spending, variability in retailer demand for leased space, tenant bankruptcies, adverse impact of internet sales demand, ongoing consolidation in the retail sector and changes in economic conditions and consumer confidence; risks endemic to real estate and the real estate industry generally; the impact of the Company’s level of indebtedness on operating performance; inability of tenants to meet their rent and other lease obligations; adverse impact of new technology and e-commerce developments on the Company’s tenants; competitive risk; risks related to the geographic concentration of the Company’s properties in the Washington D.C. to Boston corridor; the effects of natural and other disasters; the inability of the Company to realize anticipated returns from its redevelopment activities; and the risk factors discussed under Part I, Item 1A, “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015.

For a discussion of these and other factors that could cause actual results to differ from those contemplated in the forward-looking statements in this prospectus supplement, the accompanying prospectus and in documents incorporated by reference in this prospectus supplement and the accompanying prospectus, see the section entitled “Risk Factors” in this prospectus supplement and the accompanying prospectus and in documents incorporated by reference into this prospectus supplement and the accompanying prospectus, including our Annual Report on Form 10-K for the year ended December 31, 2015. We do not intend, and disclaim any duty or obligation, to update or revise any forward-looking statements set forth or incorporated by reference in this prospectus supplement to reflect any change in expectations, change in information, new information, future events or other circumstances on which such information may have been based.

USE OF PROCEEDS

We will not initially receive any proceeds from the sale of common stock offered by this prospectus supplement, unless an event occurs that requires us to sell common stock to the underwriter in lieu of the forward seller selling our common stock to the underwriter. Assuming full physical settlement of the forward sale agreement at an initial forward sale price of $7.71 per share (which is the price at which the underwriter has agreed to buy the common stock offered hereby) and that the underwriter has not exercised its option to purchase additional shares of our common stock, we expect to receive net proceeds of approximately $38.4 million (after deducting fees and estimated expenses related to the forward sale agreement), subject to certain adjustments pursuant to the forward sale agreement, upon settlement of the forward sale agreement. We expect that settlement will occur no later than August 1, 2017. The forward sale price that we expect to receive upon physical settlement of the forward sale agreement will be subject to adjustment on a daily basis based on a floating interest rate factor equal to the federal funds rate less a spread and will be subject to decrease on each of certain dates based on amounts related to expected dividends on shares of our common stock during the term of the forward sale agreement. If the federal funds rate is less than the spread on any day, the interest factor will result in a daily reduction of the forward sale price. As of the date of this prospectus supplement, the federal funds rate was less than the spread. Unless the federal funds rate increases substantially prior to the settlement of the forward sale agreement, we expect to receive less than the initial forward sale price per share upon physical settlement of the forward sale agreement.

We intend to contribute any net proceeds received upon the settlement of the forward sale agreement (or upon our sale of shares of common stock to the underwriter in lieu of the forward seller selling our shares of common stock to the underwriter) to our operating partnership. Our operating partnership presently intends to use all the net proceeds received upon the settlement of the forward sale agreement for general working capital and other corporate purposes, including the repayment of outstanding indebtedness and the acquisition of additional properties. Pending such use, any net proceeds will be used to temporarily repay amounts outstanding under our revolving credit facility.

If, however, we elect to cash settle the forward sale agreement, we would expect to receive an amount of net proceeds that is significantly lower than the estimate described above, and we may not receive any net proceeds (or may owe cash to the forward purchaser). If we elect to net share settle the forward sale agreement in full, we would not receive any proceeds from the forward purchaser, and we may owe shares of common stock to the forward purchaser in certain circumstances.

We have a $310 million credit facility comprised of a $50 million term loan maturing in February 2020 and a $260 million revolving credit facility maturing in February 2019. The revolving credit facility may be extended for an additional one-year period at our option. Under an accordion feature, the facility can be increased to $750 million, subject to customary conditions and lending commitments. At June 30, 2016, we had approximately $92.0 million outstanding on our revolving credit facility with a weighted-average interest rate of 1.8%. Borrowings under the revolving credit facility bear interest at a rate of LIBOR plus 135 basis points and can range from LIBOR plus 135 to 195 basis points based on our leverage ratio.

An affiliate of the underwriter is a lender under our revolving credit facility. To the extent that the net proceeds are used to repay amounts outstanding under our revolving credit facility, such lender will receive a share of the net proceeds used to repay amounts outstanding under this facility. See “Underwriting—Conflicts of Interest.”

SUPPLEMENTAL MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

This summary supplements and should be read together with the general discussion of the tax considerations in the accompanying prospectus under the title “Material Federal Income Tax Considerations.” To the extent any information set forth under the title “Material Federal Income Tax Considerations” in the accompanying prospectus is inconsistent with this supplemental information, this supplemental information will apply and supersede the information in the accompanying prospectus. This supplemental information is provided on the same basis and subject to the same qualifications as are set forth in the first four paragraphs under the title “Material Federal Income Tax Considerations” in the accompanying prospectus as if those paragraphs were set forth in this prospectus supplement.

Discussion of our former counsel’s tax opinion applies with respect to our new counsel.

The discussion of the tax opinion following the first sentence of paragraph 3 under “Material Federal Income Tax Considerations—Taxation of our Company” applies mutatis mutandis to the opinion of Goodwin Procter LLP.

The Internal Revenue Service recently delayed the implementation date for parts of the Foreign Account Tax Compliance Act.

On September 18, 2015, the Internal Revenue Service issued a Notice with respect to the legislation (the “Foreign Account Tax Compliance Act” or “FATCA”) discussed in “Material Federal Income Tax Considerations—Backup Withholding, FATCA Tax, and Information Reporting.” This Notice extended the date on which withholding begins for gross proceeds withholding to January 1, 2019.

Prospective investors should consult their tax advisors regarding all aspects of FATCA.

Recent legislation modifies the rules applicable to partnership tax audits.

The discussion under “Material Federal Income Tax Considerations—Tax Aspects of Our Operating Partnership, the Subsidiary Partnerships and the Limited Liability Companies—General” is supplemented by inserting the paragraph below at the end of that subsection:

A recent law change enacted under the Bipartisan Budget Act of 2015, effective for taxable years beginning after December 31, 2017, requires our operating partnership and any subsidiary partnership to pay the hypothetical increase in partner-level taxes (including interest and penalties) resulting from an adjustment of partnership tax items on audit or in other tax proceedings, unless the partnership elects an alternative method under which the taxes resulting from the adjustment (and interest and penalties) are assessed at the partner level. Many uncertainties remain as to the application of these rules, including the application of the alternative method to partners that are REITs, and the impact they will have on us. However, it is possible, that partnerships in which we invest may be subject to U.S. federal income tax, interest and penalties in the event of a U.S. federal income tax audit as a result of these law changes.

Recent legislation modifies several of the REIT rules discussed in the accompanying prospectus.

On December 18, 2015, Congress enacted the Protecting Americans from Tax Hikes Act of 2015. This legislation modifies a number of rules pertaining to qualification as a REIT and the taxation of REITs and their shareholders, including, among others, the following changes to certain rules described in the disclosure set forth in the accompanying prospectus:

•	For tax years beginning after December 31, 2017, not more than 20% of our total assets may be represented by securities of one or more taxable REIT subsidiaries. At this time, the securities we own in our taxable REIT subsidiaries do not, in the aggregate, exceed 20% of the total value of our assets.

•	A 100% excise tax is imposed on “redetermined TRS service income,” which is income of a taxable REIT subsidiary attributable to services provided to, or on behalf of, its associated REIT and which would otherwise be increased on distribution, apportionment, or allocation under Section 482 of the Code (i.e., as a result of a determination that the income was not arm’s length).

•	For taxable years beginning after December 31, 2015, the exclusion of certain hedging income from the REIT gross income tests is expanded to include income from hedges of previously acquired hedges that a REIT entered to manage risk associated with liabilities or property that have been extinguished or disposed.

•	For taxable years beginning after December 31, 2015, for purposes of the REIT asset tests, debt instruments issued by publicly offered REITs will constitute “real estate assets.” However, unless such a debt instrument is secured by a mortgage or otherwise would have qualified as a real estate asset under prior law, (i) interest income and gain from such a debt instrument is not qualifying income for purposes of the 75% gross income test and (ii) all such debt instruments may represent no more than 25% of the value of our total assets.

•	For taxable years beginning after December 31, 2015, certain obligations secured by a mortgage on both real property and personal property will be treated as a qualifying real estate asset and give rise to qualifying income for purposes of the 75% gross income test if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property.

•	For distributions made in taxable years beginning after December 31, 2014, the preferential dividend rules no longer to apply to us.

•	Additional exceptions to the rules under the Foreign Investment in Real Property Tax Act (“FIRPTA”) were introduced for non-U.S. persons that constitute “qualified shareholders” (within the meaning of Section 897(k)(3) of the Code) or “qualified foreign pension funds” (within the meaning of Section 897(l)(2) of the Code).

•	After February 16, 2016, the FIRPTA withholding rate under Section 1445 of the Code for dispositions of U.S. real property interests is increased from 10% to 15%.

•	The maximum stock ownership of the REIT that a non-U.S. shareholder may hold to avail itself of the FIRPTA exception for shares regularly traded on an established securities market is increased from 5% to 10%.

UNDERWRITING

In this offering, under the terms and subject to the conditions set forth in an underwriting agreement dated the date of this prospectus supplement among us, the forward seller, the forward purchaser and the underwriter, the forward seller has agreed, at our request, to borrow from third parties and sell to the underwriter an aggregate of 5,000,000 of shares of our common stock in connection with the execution of a forward sale agreement between us and the forward purchaser, and the underwriter has agreed to purchase such shares of our common stock at $7.71 per share.

The underwriter is offering shares of our common stock subject to its acceptance of such shares from the forward seller or, in certain circumstances described herein, us, and subject to prior sale. The underwriting agreement provides that the obligation of the underwriter to purchase the shares included in this offering is subject to the approval of legal matters by counsel and to other conditions. The underwriter is obligated to purchase all the shares (other than those covered by the option to purchase additional shares described below) if it purchases any of the shares.

The underwriter proposes to offer the shares of our common stock offered hereby from time to time for sale in one or more transactions on the NYSE, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt of acceptance by it and subject to its right to reject any order in whole or in part. The underwriter may effect such transactions by selling the shares of our common stock to or through dealers and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriter and/or purchasers of shares of our common stock for whom they may act as agents or to whom they may sell as principal.

If we physically settle the forward sale agreement based upon the initial forward sale price, we expect to receive net proceeds of approximately $38.4 million (assuming that the underwriter has not exercised its option to purchase additional shares of our common stock and after deducting fees and estimated expenses related to the forward sale agreement), subject to certain adjustments as described below, upon settlement of the forward sale agreement, which settlement we expect will occur no later than August 1, 2017.

We have agreed to indemnify the underwriter, the forward seller and the forward purchaser against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriter, the forward seller or the forward purchaser may be required to make in respect of those liabilities.

The expenses of this offering payable by us are estimated at $150,000.

Option to Purchase Additional Shares

We have granted an option to the underwriter, exercisable for 30 days after the date of this prospectus supplement, to purchase up to 750,000 additional shares of common stock at $7.71 per share. Any shares issued under the option will be issued on the same terms and conditions as the other shares that are the subject of this offering. If such option is exercised, such additional shares of common stock will be sold by the forward seller to the underwriter (except in certain circumstances contemplated below), and we will enter into an additional forward sale agreement with the forward purchaser in respect of the number of shares of common stock that are subject to the exercise of the underwriter’s option. In such event, if the forward purchaser determines, in its commercially reasonable judgment, that the forward seller is unable, after using commercially reasonable efforts, to borrow and deliver for sale on the anticipated closing date for the exercise of such option the full number of shares of common stock with respect to which such option has been exercised, or if the forward purchaser, in its sole judgment, determines that the forward seller would incur a share loan cost in excess of a specified threshold to do so, then the number of shares of common stock to which the additional forward sale agreement relates will be reduced to the number that the forward seller can so borrow and deliver. In the event that the number of shares of common stock to which the additional forward sale agreement relates is so reduced, the commitment of the underwriter to purchase shares of common stock from the forward seller and the forward seller’s or its affiliate’s obligation to borrow such shares of common stock for delivery and sale to the underwriter, as described above, will be replaced with the commitment to purchase from us and our corresponding obligation to issue directly to the underwriter all or such portion of the number of shares of common stock not borrowed and delivered by the forward seller. In such event, the underwriter will have the right to postpone the closing date for the exercise of such option for two business days to effect any necessary changes to the documents or arrangements.

No Sales of Similar Securities

We, our executive officers and directors have agreed that, with some exceptions, for a period of 45 days from the date of this prospectus supplement, we and they will not, without the prior written consent of the underwriter, dispose of or hedge any shares of our common stock or any securities convertible or exchangeable for our common stock. The underwriter in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

Price Stabilization, Short Positions

Until the distribution of the shares of our common stock offered hereby is completed, the rules of the Securities and Exchange Commission, or the SEC, may limit the underwriter from bidding for and purchasing shares of our common stock. However, the underwriter may engage in transactions that have the effect of stabilizing the price of the shares of our common stock, such as purchases and other activities that peg, fix or maintain that price.

In connection with this offering, the underwriter may bid for or purchase and sell shares of our common stock in the open market. These transactions may include short sales and purchases on the open market to cover positions created by short sales. Short sales involve the sale by the underwriter of a greater number of shares of our common stock than it is required to purchase in this offering.

“Covered” short sales are sales made in an amount not greater than the underwriter’s option to purchase additional shares described above. The underwriter may close out any covered short position by either exercising its option or purchasing shares in the open market. In determining the source of shares of our common stock to close out the covered short position, the underwriter will consider, among other things, the price of shares of our common stock available for purchase in the open market as compared to the price at which it may purchase shares of our common stock through its option to purchase additional shares. “Naked” short sales are sales in excess of the option. The underwriter must close out any naked short position by purchasing shares of our common stock in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of shares of our common stock in the open market after pricing that could adversely affect investors who purchase shares in this offering.

Similar to other purchase transactions, the underwriter’s purchases to cover short sales and other activities may have the effect of raising or maintaining the market price of shares of our common stock or preventing or retarding a decline in the market price of shares of our common stock. As a result, the price of shares of our common stock may be higher than the price that might otherwise exist in the open market. The underwriter may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of shares of our common stock. In addition, neither we nor the underwriter makes any representation that the underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Forward Sale Agreement

We entered into a forward sale agreement with an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, which affiliate we refer to in this capacity as the forward purchaser, relating to an aggregate of 5,000,000 shares of our common stock. In connection with the execution of the forward sale agreement and at our request, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as agent for its affiliated forward purchaser, which we refer to in this capacity as the forward seller, is borrowing from third parties and selling to the underwriter in this offering an aggregate of 5,000,000 shares of our common stock. If the forward purchaser determines, in its commercially reasonable judgment, that the forward seller is unable, after using commercially reasonable efforts, to borrow and sell the full number of such shares to be sold by it pursuant to the terms of the underwriting agreement, or if the forward purchaser, in its sole judgment, determines that the forward seller would incur a share loan cost in excess of a specified threshold to do so, we will issue and sell directly to the underwriter the number of shares of our common stock not so borrowed and delivered by the forward seller, and the number of shares underlying the forward sale agreement will be decreased by the number of shares of our common stock that we so issue and sell. Under any such circumstance, the commitment of the underwriter to purchase shares of our common stock from the forward seller, as described above, will be replaced with the commitment to purchase from us the relevant number of shares not borrowed and delivered by the forward seller. In such event, the underwriter will have the right to postpone the closing date for two business days to effect any necessary changes to the documents or arrangements.

We will receive an amount equal to the net proceeds from the sale of the borrowed shares of our common stock sold in this offering, subject to certain adjustments pursuant to the forward sale agreement, at the applicable forward sale price (as described below), from the forward purchaser upon full physical settlement of the forward sale agreement. We will only receive such proceeds if we elect to fully physically settle the forward sale agreement.

We expect the forward sale agreement to settle no later than August 1, 2017, subject to acceleration by the forward purchaser upon the occurrence of certain events. On a settlement date, if we decide to physically settle the forward sale agreement, we will issue shares of our common stock to the forward purchaser under the forward sale agreement at the then-applicable forward sale price. The forward sale price initially will be $7.71 per share, which is the price at which the underwriter has agreed to buy the shares of our common stock offered hereby. The forward sale agreement provides that the forward sale price will be subject to adjustment on a daily basis based on a floating interest rate factor equal to the federal funds rate less a spread and will be subject to decrease on each of certain dates based on amounts related to expected dividends on shares of our common stock during the term of the forward sale agreement. If the federal funds rate is less than the spread on any day, the interest factor will result in a daily reduction of the forward sale price. As of the date of this prospectus supplement, the federal funds rate was less than the spread. Unless the federal funds rate increases substantially prior to the settlement of the forward sale agreement, we expect to receive less than the initial forward sale price per share upon physical settlement of the forward sale agreement.

Before settlement of the forward sale agreement, we expect that the shares of our common stock issuable upon settlement of the forward sale agreement will be reflected in our diluted earnings per share, FFO and dividends per share calculations using the treasury stock method. Under this method, the number of shares of our common stock used in calculating diluted earnings per share, FFO and dividends per share is deemed to be increased by the excess, if any, of the number of shares of our common stock that would be issued upon full physical settlement of the forward sale agreement over the number of shares of our common stock that could be purchased by us in the market (based on the average market price during the period) using the proceeds receivable upon full physical settlement (based on the adjusted forward sale price at the end of the reporting period). Consequently, prior to physical or net share settlement of the forward sale agreement and subject to the occurrence of certain events, we anticipate there will be no dilutive effect on our earnings per share or FFO per share, except during periods when the average market price of shares of our common stock is above the applicable forward sale price. However, if we decide to physically or net share settle the forward sale agreement, any delivery of our shares by us upon physical or net share settlement of the forward sale agreement will result in dilution to our earnings per share and FFO per share.

Except under certain circumstances described below, we have the right to elect physical, cash or net share settlement under the forward sale agreement. Although we expect to settle the forward sale agreement entirely by delivering shares of our common stock in connection with full physical settlement, we may, subject to certain conditions, elect cash settlement or net share settlement for all or a portion of our obligations. For example, we may conclude that it is in our interest to cash settle or net share settle the forward sale agreement if we have no then-current use for all or a portion of the net proceeds that we would receive upon physical settlement. In addition, subject to certain conditions, we may elect to accelerate the settlement of all or a portion of the number of shares of our common stock underlying the forward sale agreement. In the event that we elect to cash settle, the settlement amount will be generally related to (1) (a) the average of the volume-weighted average price of shares of our common stock on each exchange business day during the relevant valuation period under the forward sale agreement minus (b) the applicable forward sale price, multiplied by (2) the number of shares of our common stock underlying the forward sale agreement subject to cash settlement. In the event we elect to net share settle, the settlement amount will be generally related to (1) (a) the weighted average price at which the forward purchaser or its affiliate purchases shares of our common stock during the relevant valuation period for such settlement under the forward sale agreement minus (b) the applicable forward sale price, multiplied by (2) the number of shares of our common stock underlying the forward sale agreement subject to such net share settlement. If this settlement amount is a negative number, the forward purchaser will pay us in cash the absolute value of that amount (in the case of cash settlement) or deliver to us a number of shares of our common stock having a value equal to the absolute value of such amount (in the event of net share settlement). If this settlement amount is a positive number, we will pay the forward purchaser in cash that amount (in the case of cash settlement) or deliver to the forward purchaser a number of shares of our common stock having a value equal to such amount (in the event of net share settlement). In connection with any cash settlement or net share settlement, we would expect the forward purchaser or its affiliate to purchase shares of our common stock in secondary market transactions for delivery to third-party share lenders in order to close out its or its affiliate’s hedge position in respect of the forward sale agreement. The purchase of shares of our common stock in connection with the forward purchaser or its affiliate unwinding its hedge positions could cause the price of shares of our common stock to increase over time (or prevent a decrease over time), thereby increasing the amount of cash we owe to the forward purchaser (or decreasing the amount of cash that the forward purchaser owes us) upon cash settlement or increasing the number of shares of our common stock that we are obligated to deliver to the forward purchaser (or decreasing the number of shares of our common stock that the forward purchaser is obligated to deliver to us) upon net share settlement. See “Risk Factors—Risks Related to the Forward Sale Agreement” in this prospectus supplement.

The forward purchaser will have the right to accelerate the forward sale agreement (with respect to all or any portion of the transaction under the forward sale agreement that the forward purchaser determines is affected by such event) and require us to settle on a date specified by the forward purchaser if: (1) the forward purchaser is unable to, or would incur a materially increased cost to, establish, maintain or unwind its hedge position with respect to the forward sale agreement; (2) the forward purchaser determines that it is unable to, or it is commercially impracticable for it to, continue to borrow a number of shares of our common stock equal to the number of shares underlying the forward sale agreement or that, with respect to borrowing such number of shares, it would incur a cost that is greater than the borrow cost specified in the forward sale agreement, subject to a prior notice requirement; (3) we declare a dividend or distribution on shares of our common stock with a cash value in excess of a specified amount per calendar quarter, or with an ex-dividend date prior to the anticipated ex-dividend date for such cash dividend; (4) certain ownership thresholds applicable to the forward purchaser are exceeded; (5) there is a public announcement of any event or transaction that, if consummated, would result in a merger event, tender offer, nationalization, delisting or change in law (in each case, as determined pursuant to the terms of the forward sale agreement); or (6) certain other events of default, termination events or other specified events occur, including, among other things, any material misrepresentation made by us in connection with entering into the forward sale agreement, a market disruption event during a specified period that lasts for more than at least eight scheduled trading days or a change in law (as such terms are defined in the forward sale agreement). The forward purchaser’s decision to exercise its right to accelerate the settlement of the forward sale agreement will be made irrespective of our need for capital. In such cases, we could be required to issue and deliver shares of our common stock under the physical settlement provisions of the forward sale agreement or, if we so elect and the forward purchaser so permits our election, net share settlement provisions of the forward sale agreement irrespective of our capital needs, which would result in dilution to our earnings per share, FFO and dividends per share. In addition, upon certain events of bankruptcy, insolvency or reorganization relating to us, the forward sale agreement will terminate without further liability of either party. Following any such termination, we would not issue any shares of our common stock or receive any proceeds pursuant to the forward sale agreement. See “Risk Factors—Risks Related to the Forward Sale Agreement” in this prospectus supplement.

Electronic Distribution

In connection with this offering, the underwriter or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Conflicts of Interest

All of the proceeds of this offering (excluding proceeds paid to us with respect to any shares of common stock that we may sell to the underwriter in lieu of the forward seller selling our shares of common stock to the underwriter) will be paid to the forward purchaser, which is an affiliate of the underwriter. As a result, the forward purchaser or its affiliate will receive the net proceeds of this offering.

We intend to contribute any net proceeds received upon the settlement of the forward sale agreement (or upon our sale of shares of common stock to the underwriter in lieu of the forward seller selling our shares of common stock to the underwriter) to our operating partnership. As described above under “Use of Proceeds,” our operating partnership may use any such net proceeds to temporarily repay amounts outstanding under our revolving credit facility. An affiliate of the underwriter is a lender under our revolving credit facility. To the extent that any net proceeds are used to repay amounts outstanding under our revolving credit facility, the underwriter will receive a share of these net proceeds.

As a result, the underwriter or its affiliate may receive more than 5% of the proceeds of this offering. Nonetheless, in accordance with Rule 5121 of the Financial Industry Regulatory Authority Inc., the appointment of a qualified independent underwriter is not necessary in connection with this offering because, as a REIT, we are excluded from that requirement.

Other Relationships

In addition to the matters described above, the underwriter, the forward purchaser and/or their respective affiliates have engaged in, and may in the future engage in, investment banking, commercial banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriter, the forward purchaser and/or their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriter, the forward purchaser and/ or their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Listing on the New York Stock Exchange

Our common stock is listed on the NYSE under the symbol “CDR.”

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area, no offer of shares which are the subject of this offering has been, or will be made to the public in that Member State, other than under the following exemptions under the Prospectus Directive:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the underwriter for any such offer; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares referred to in (a) to (c) above shall result in a requirement for the Company or the underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person located in a Member State to whom any offer of shares is made or who receives any communication in respect of any offer of shares, or who initially acquires any shares will be deemed to have represented, warranted, acknowledged and agreed to and with the underwriter and the Company that (1) it is a “qualified investor” within the meaning of the law in that Member State implementing Article 2(1)(e) of the Prospectus Directive; and (2) in the case of any shares acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the underwriter has been given to the offer or resale; or where shares have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

The Company, the underwriter and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

This prospectus supplement and the accompanying prospectus have been prepared on the basis that any offer of shares in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly, any person making or intending to make an offer in that Member State of shares which are the subject of the offering contemplated in this prospectus supplement and the accompanying prospectus may only do so in circumstances in which no obligation arises for the Company or the underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriter has authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriter to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each Member State.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

In the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and the underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to this offering, us or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of the shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares of common stock.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an “Exempt Offer” in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement, you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (“Corporations Act”)) in relation to our common stock has been or will be lodged with the Australian

Securities & Investments Commission (“ASIC”). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a) you confirm and warrant that you are either:

(i)	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

(ii)	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)	a person associated with our Company under section 708(12) of the Corporations Act; or

(iv)	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

(b) you warrant and agree that you will not offer any of our common stock for resale in Australia within 12 months of that common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

LEGAL MATTERS

Certain legal matters, including the validity of our common stock and certain federal income tax matters, will be passed upon for us by Goodwin Procter LLP of New York, New York and for the underwriter by Sidley Austin LLP, New York, New York.

EXPERTS

The consolidated financial statements of Cedar Realty Trust, Inc. appearing in Cedar Realty Trust, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2015 (including the schedule appearing therein), and the effectiveness of Cedar Realty Trust, Inc.’s internal control over financial reporting as of December 31, 2015 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and information that we subsequently file with the SEC will automatically update and supersede this information. We incorporate by reference our documents listed below which were filed with the SEC under the Exchange Act (except for any document or portion thereof “furnished” to the SEC):

•	Annual Report on Form 10-K for the year ended December 31, 2015;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2016;

•	Definitive proxy statement dated March 24, 2016; and

•	Current Reports on Form 8-K filed on February 16, 2016, March 21, 2016 (two filings), May 2, 2016 and May 9, 2016.

We also incorporate by reference each of the following documents that we file with the SEC after the date of this prospectus supplement but before the end of this offering (except for any document or portion thereof “furnished” to the SEC):

•	Reports filed under Sections 13(a) and (c) of the Exchange Act;

•	Definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent stockholders’ meeting; and

•	Any reports filed under Section 15(d) of the Exchange Act.

You may request copies of the filings, at no cost, by telephone at (516) 767-6492 or by mail at: Cedar Realty Trust, Inc., 44 South Bayles Avenue, Port Washington, New York 11050, Attention: Investor Relations.

WHERE YOU CAN FIND MORE INFORMATION

You may read and copy any material that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also access our SEC filings over the Internet at the SEC’s website at http://www.sec.gov.

PROSPECTUS

$1,000,000,000

CEDAR REALTY TRUST, INC.

Common Stock, Preferred Stock, Depositary Shares, Warrants,

Stock Purchase Contracts and Units

Cedar may offer and issue from time to time up to $1,000,000,000 of:

☐	shares of common stock;

☐	shares of preferred stock;

☐	shares of preferred stock represented by depositary shares;

☐	warrants;

☐	stock purchase contracts; and

☐	units.

Cedar’s common stock is traded on the New York Stock Exchange under the symbol “CDR.”

The securities to be offered by us will be in amounts, at prices and on terms to be determined at the time of offering.

When we sell a particular series of securities, we will prepare a prospectus supplement describing the offering and the terms of that series of securities. Such terms may include limitations on direct or beneficial ownership and restrictions on transfer of the securities, in each case as may be appropriate to preserve our status as a real estate investment trust for federal income tax purposes.

Where necessary, the applicable prospectus supplement will contain additional information about certain United States Federal income tax considerations relating to, and any listing on a securities exchange of, the securities covered by such prospectus supplement.

We may offer the securities directly or through agents or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of the securities their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in an accompanying prospectus supplement. We can sell the securities through agents, underwriters or dealers only with delivery of a prospectus supplement describing the method and terms of the offering of such securities. See “Plan of Distribution.”

Investing in our securities involves certain risks. See “Risk Factors” beginning at page 2 of this Prospectus for a description of certain factors that you should consider prior to purchasing the securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The Attorney General of the State of New York has not passed on or endorsed the merits of this Offering. Any representation to the contrary is unlawful.

The date of this Prospectus is May 29, 2015.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration or continuous offering process. We may from time to time sell any combination of the securities offered in this prospectus in one or more offerings up to a total dollar amount of $1,000,000,000. In this prospectus, the terms “Cedar,” “Company,” “we,” “us” and “our” include Cedar Realty Trust, Inc., and its consolidated subsidiaries, including Cedar Realty Trust Partnership, L.P., or our operating partnership.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities we will provide you with a prospectus supplement containing specific information about the terms of the securities being offered. The prospectus supplement which contains specific information about the terms of the securities being offered may also include an additional discussion of certain U.S. Federal income tax consequences and any risk factors or other special considerations applicable to those securities. The prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in the prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. This prospectus incorporates by reference the documents and reports listed below:

1.	Cedar’s Annual Report on Form 10-K for the year ended December 31, 2014.

2.	Cedar’s definitive proxy statement dated March 17, 2015.

3.	The description of Cedar’s common stock which is contained in Item 1 of our registration statement on Form 8-A, filed October 1, 2003 pursuant to Section 12 of the Exchange Act, including any amendment or reports filed for the purpose of updating such description.

4.	The description of Cedar’s Series B Preferred Stock contained in Item 1 of our registration statement on Form 8-A, filed on May 16, 2012 pursuant to Section 12 of the Exchange Act, including any amendment or reports filed for the purpose of updating such description.

5.	The information contained in the section “Investment Policies and Policies With Respect to Certain Activities” contained in the Registration Statement on Form S-11 filed on August 20, 2003, as amended, SEC File Number: 333-108091.

6.	Current Reports on Form 8-K filed on January 8, 2015, February 11, 2015 and May 5, 2015 (except for information furnished pursuant to Item 2.02 and Item 7.01 of Form 8-K and the furnished exhibit relating to that information).

7.	Cedar’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015.

We also incorporate by reference the information contained in all other documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than portions of these documents that are deemed to have been furnished and not filed in accordance with SEC rules, including current reports on Form 8-K furnished under Item 2.02 and Item 7.01 (including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01)) after the date of the initial registration statement and prior to effectiveness of the registration statement and after the date of this prospectus. The information contained in any such document will be considered part of this prospectus from the date the document is filed with the SEC.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of these filings, at no cost, by writing or telephoning us at our principal executive offices at the following address:

Investor Relations

Cedar Realty Trust, Inc.

44 South Bayles Avenue

Port Washington, NY 11050-3765

(516) 767-6492

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. Do not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of these documents.

THE COMPANY

We were organized in 1984 and elected to be taxed as a real estate investment trust, or REIT, in 1986. We are a fully-integrated real estate investment trust that focuses primarily on ownership and operation of grocery-anchored shopping centers straddling the Washington D.C. to Boston corridor. At December 31, 2014, we owned and managed a portfolio of 59 operating properties (excluding properties “held for sale/conveyance”) totaling approximately 9.2 million square feet of gross leasable area, or GLA.

We conduct our business and own all of our properties through our operating partnership, in which we owned at December 31, 2014 an approximate 99.5% economic interest, and are its sole general partner.

Our principal executive offices are located at 44 South Bayles Avenue, Port Washington, NY 11050, our telephone number is (516) 767-6492 and our website address is www.cedarrealtytrust.com. The information on, or accessible through, our website is not a part of this prospectus.

RISK FACTORS

Investing in our securities involves significant risks. Please see the risk factors under the heading “Risk Factors” in our periodic reports filed with the SEC under the Securities Exchange Act of 1934, which are incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus and any prospectus supplement. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations.

FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements containing the words “anticipates”, “believes”, “expects”, “intends”, “future”, and words of similar import which express our beliefs, expectations or intentions regarding future performance or future events or trends. While forward-looking statements reflect good faith beliefs, expectations or intentions, they are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements as a result of factors outside of our control. Certain factors that might cause such differences include, but are not limited to, the following: real estate investment considerations, such as the effect of economic and other conditions in general and in our market areas in particular; the financial viability of our tenants (including an inability to pay rent, filing for bankruptcy protection, closing stores and/or vacating the premises); the continuing availability of acquisition, ground up development and redevelopment opportunities on favorable terms; the availability of equity and debt capital (including the availability of construction financing) in the public and private markets; the availability of suitable joint venture partners and potential purchasers of our properties if offered for sale; the adequacy of impairment provisions for properties treated as held for sale/conveyance; changes in interest rates; the fact that returns from acquisition, ground up development and redevelopment activities may not be at expected levels or at expected times; risks inherent in ongoing ground up development and redevelopment projects including, but not limited to, cost overruns resulting from weather delays, changes in the nature and scope of ground up development and redevelopment efforts, changes in governmental regulations relating thereto, and market factors involved in the pricing of material and labor; the need to renew leases or relet space upon the expiration or termination of current leases and incur applicable required replacement costs; and the financial flexibility of us and our joint venture partners to repay or refinance debt obligations when due and to fund tenant improvements and capital expenditures. For a discussion of these and other factors that could cause actual results to differ from those contemplated in the forward-looking statements in this prospectus and in documents incorporated by reference in this prospectus, see the section entitled “Risk Factors” in this prospectus, in any section entitled “Risk Factors” in supplements to this prospectus, and in the documents incorporated by reference into this prospectus. We do not intend, and disclaim any duty or obligation, to update or revise any forward-looking statements set forth or incorporated by reference in this prospectus to reflect any change in expectations, change in information, new information, future events or other circumstances on which such information may have been based.

USE OF PROCEEDS

The net proceeds from the sale of the securities will be used for general corporate purposes, which may include the repayment of existing indebtedness, the development or acquisition of additional properties as suitable opportunities arise and the renovation, expansion and improvement of our existing properties. The applicable prospectus supplement will contain further details on the use of net proceeds.

DESCRIPTION OF PREFERRED STOCK

Authorized and Outstanding

The Company is authorized to issue 12,500,000 shares of preferred stock, $.01 par value per share. 7,950,000 shares of Series B Preferred Stock are issued and outstanding as of December 31, 2014.

The following summary of the material terms and provisions of our preferred stock does not purport to be complete and is subject to the detailed provisions of our Articles of Incorporation (including any applicable articles supplementary, amendment or annex to our Articles of Incorporation designating the terms of a series of preferred stock), our Articles Supplementary relating to the Series B Preferred Stock, and our Bylaws, each as supplemented, amended or restated, each of which is incorporated by reference into this prospectus. You should carefully read each of these documents in order to fully understand the terms and provisions of our preferred stock. For information on incorporation by reference, and how to obtain copies of these documents, see the sections of this prospectus entitled “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information.”

Series B Preferred Stock

The Series B Preferred Stock bears cumulative cash dividends at the rate of 7.25% per annum of the $25.00 per share liquidation preference (equivalent to $1.8125 per annum per share). Distributions on the Series B Preferred Stock are payable quarterly in arrears on the 20th day of each February, May, August and November or, if not a business day, the next business day. We may not redeem the Series B Preferred Stock prior to May 22, 2017, except in connection with a Change of Control discussed below and in limited circumstances relating to our continuing qualification as a REIT for federal income tax purposes. On and after May 22, 2017, we may, at our option, redeem the Series B Preferred Stock, in whole or from time to time in part, by payment of $25.00 per share, plus all accrued and unpaid distributions to, but not including, the date of redemption. Any partial redemption of the Series B Preferred Stock will be on a pro rata basis. Upon the occurrence of a Change of Control we will have the option to redeem the Series B Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of $25.00 per share, plus all accrued and unpaid distributions to, but not including, the date of redemption. If we exercise our redemption rights, the holders of Series B Preferred Stock will not have certain conversion rights. Unless full cumulative distributions on all shares of Series B Preferred Stock have been or contemporaneously are declared and either paid or set apart for payment for all past distribution periods, no shares of Series B Preferred Stock will be redeemed unless all outstanding shares of Series B Preferred Stock are simultaneously redeemed. In addition, unless full cumulative distributions on all shares of Series B Preferred Stock have been or contemporaneously are declared and either paid or set apart for payment for all past distribution periods, we will not purchase or otherwise acquire directly or indirectly any shares of Series B Preferred Stock, any shares of our common stock or shares of any other class or series ranking junior to or on parity with the Series B Preferred Stock as to distributions or upon liquidation (except by conversion into or exchange for shares of our equity securities ranking junior to the Series B Preferred Stock as to distributions and upon liquidation). These restrictions on redemptions, purchases and other acquisitions shall not prevent our redemption, purchase or acquisition of preferred stock of any series in order to ensure that we remain qualified as a REIT for United States federal income tax purposes, or the purchase or acquisition of Series B Preferred Stock pursuant to a purchase or exchange offer made on the same terms to all holders of the Series B Preferred Stock. A “Change of Control” is when the following have occurred and are continuing: (A) (x) the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of our capital stock entitling that person to exercise more than 50% of the total voting power of our capital stock entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition), and (y) following the closing of any transaction referred to in clause (x), neither we nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts (“ADRs”), representing such securities) listed on the NYSE, the NYSE MKT Equities (the “NYSE MKT”) or the NASDAQ Stock Market (“NASDAQ”), or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE MKT or NASDAQ; or (B) a change of control occurs pursuant to the provisions of any shareholder rights plan that we may adopt in the future.

The Series B Preferred Stock, with respect to distribution rights and rights upon liquidation, dissolution or winding up, ranks: (i) senior to our common stock and all other classes or series of our equity securities we may issue in the future the terms of which specifically provide that such equity securities will rank junior to the Series B Preferred Stock; (ii) on a parity with all other classes or series of our equity securities we may issue in the future the terms of which specifically provide that such equity securities rank on a parity with the Series B Preferred Stock; and (iii) junior to all classes or series of equity securities we may issue in the future the terms of which specifically provide that such equity securities rank senior to the Series B Preferred Stock. The term “equity securities” does not include any convertible debt securities we may issue in the future.

Holders of the Series B Preferred Stock generally have no voting rights. However, if either (a) we do not pay distributions on our Series B Preferred Stock for six or more quarterly periods (whether or not consecutive), or (b) the Series B Preferred Stock is not listed on the NYSE or another national securities exchange for a period of at least 180 consecutive days, then the holders of the Series B Preferred Stock, voting together as a single class with the holders of any other class or series of our preferred stock upon which similar voting rights have been conferred and are exercisable, will be entitled to vote for the election of two additional directors to serve on our board of directors until we pay all distributions which we owe on the Series B Preferred Stock or until the Series B Preferred Stock is listed on a national securities exchange, as applicable. In addition, the affirmative vote of the holders of at least two-thirds of the Series B Preferred Stock (voting as a separate class) is required for us to (a) authorize, create or increase the authorized or issued amount of any class or series of our equity securities ranking senior to the Series B Preferred Stock as to distributions and amounts upon liquidation or (b) amend or repeal our charter (including by merger, consolidation or otherwise), in a manner that materially and adversely affects the rights of the holders of the Series B Preferred Stock, provided that in the case of a merger or consolidation, the Series B Preferred Stock will not be deemed to be materially and adversely affected if the Series B Preferred Stock remains outstanding with its terms materially unchanged or, if we are not the surviving entity in such transaction, the Series B Preferred Stock is exchanged for a security of the surviving entity with terms that are materially the same as the Series B Preferred Stock.

The Series B Preferred Stock is listed on the NYSE under the symbol “CDR PrB.”

General

The statements below describing the preferred stock are in all respects subject to and qualified by reference to the applicable provisions of our Articles of Incorporation and Bylaws and any applicable articles supplementary to the Articles of Incorporation designating terms of a series of preferred stock.

The issuance of preferred stock could adversely affect the voting power, dividend rights and other rights of holders of common stock. Issuance of preferred stock could impede, delay, prevent or facilitate a merger, tender offer or change in our control. Although the Board of Directors is required to make a determination as to the best interests of our stockholders when issuing preferred stock, the Board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in our best interests or in which stockholders might receive a premium for their shares over the then prevailing market price; provided, however, that preferred stock may not be used for anti-takeover purposes. Management believes that the availability of preferred stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise.

Our Articles of Incorporation contain the following restrictions in connection with the issuance of any preferred stock:

(1)	the preferred stock will not be used as, or in conjunction with, an anti-takeover defense (including potential mergers, in connection with an existing or future shareholder rights plan, or by designating terms, or issuing shares in transactions for the purposes of aiding management in defending against an unsolicited bid for control of the Company) unless approved by the shareholders at such time;

(2)	the preferred stock will not be issued to an individual or group for the purpose of creating a block of voting power to support management on controversial issues without receiving stockholder approval; and

(3)	if the preferred stock is to have voting rights, the shares will have the same voting rights as the common stock (including upon conversion).

Terms

Subject to the limitations prescribed by the Articles of Incorporation, the Board of Directors can fix the number of shares constituting each series of preferred stock and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the Board of Directors. When issued, the preferred stock will be fully paid and nonassessable by us. The preferred stock will have no preemptive rights.

Reference is made to the prospectus supplement relating to the preferred stock offered thereby for specific terms, including:

(1)	the title and stated value of the preferred stock;

(2)	the number of shares of the preferred stock offered, the liquidation preference per share and the offering price of the preferred stock;

(3)	the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to the preferred stock;

(4)	the date from which dividends on the preferred stock shall accumulate, if applicable;

(5)	the procedures for any auction and remarketing, if any, for the preferred stock;

(6)	the provision for a sinking fund, if any, for the preferred stock;

(7)	the provision for redemption, if applicable, of the preferred stock;

(8)	any listing of the preferred stock on any securities exchange;

(9)	the terms and conditions, if applicable, upon which the preferred stock will be convertible into our common stock, including the conversion price, or the manner of calculation thereof;

(10)	whether interests in the preferred stock will be represented by depositary shares;

(11)	any other specific terms, preferences, rights, limitations or restrictions of the preferred stock;

(12)	a discussion of federal income tax considerations applicable to the preferred stock;

(13)	the relative ranking and preferences of the preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs;

(14)	any limitations on issuance of any series of preferred stock ranking senior to or on a parity with the series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs; and

(15)	any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to be qualified as a REIT.

Rank

Unless otherwise specified in the prospectus supplement, the preferred stock will, with respect to dividend rights and rights upon liquidation, dissolution or our winding up, rank:

(a)	senior to all classes or series of our common stock;

(b)	senior to all equity securities ranking junior to the preferred stock;

(c)	equal with all equity securities issued by us, if the terms of such securities specifically provide for equal treatment;

(d)	junior to all equity securities the terms of which specifically provide that the equity securities rank senior to the preferred stock.

The term “equity securities” excludes convertible debt securities.

Dividends

Holders of the preferred stock of each series will be entitled to receive, when and if declared by our Board of Directors, out of assets legally available for payment, cash dividends at rates and on dates set forth in the applicable prospectus supplement. Each such dividend will be payable to holders of record as they appear on our share transfer books on the applicable record dates. Our Board of Directors will fix the record dates for dividend payments.

As provided in the applicable prospectus supplement, dividends on any series of the preferred stock may be cumulative or non-cumulative. Cumulative dividends will be cumulative from and after the date set forth in the applicable prospectus supplement. If our Board of Directors fails to declare a dividend payable on a dividend payment date on any series of the preferred stock for which dividends are non-cumulative, then the holders of such series of the preferred stock will have no right to receive a dividend for the dividend period ending on such dividend payment date. We will have no obligation to pay the dividend accrued for such dividend period, whether or not dividends on such series are declared payable on any future dividend payment date.

If preferred stock of any series is outstanding, our Board of Directors will not declare, pay or set apart for payment dividends on any of our capital stock of any other series ranking, as to dividends, equally with or junior to the preferred stock outstanding for any period unless:

(a)	for preferred stock with cumulative dividends, we have declared and paid, or declared and set apart a sum sufficient to pay, full cumulative dividends on the preferred stock through the then current dividend period; and

(b)	for preferred stock lacking a cumulative dividend, we have declared and paid or declared and set aside a sum sufficient to pay full dividends for the then current dividend period.

When dividends are not paid in full, or when a sum sufficient for such full payment is not set apart, upon preferred stock of any series and the shares of any other series of preferred stock ranking equally as to dividends with the preferred stock of such series, all dividends declared upon preferred stock of such series and any other series of preferred stock ranking equally as to dividends with such preferred stock shall be declared pro rata so that the amount of dividends declared per share of preferred stock of such series and such other series of preferred stock shall in all cases bear to each other the same ratio that accrued dividends per share on the preferred stock of such series, which shall not include any accumulation of unpaid dividends for prior dividend periods if such preferred stock lacks a cumulative dividend, and such other series of preferred stock bear to each other. No interest, or sum of money instead of interest, shall be payable for any dividend payment or payments on preferred stock of such series which may be in arrears.

Except as provided in the immediately preceding paragraph, unless we have paid dividends through the then current dividend period, including dividend payments in arrears if dividends are cumulative, for such series of preferred stock or unless our Board of Directors has declared such dividends and has set aside a sum sufficient for such payment, our Board of Directors shall not declare dividends, other than in shares of common stock or other capital shares ranking junior to the preferred stock of such series as to dividends and upon liquidation, or pay or set aside for payment or declare or make any other distribution upon the common stock, or any other of our capital shares ranking junior to or equally with the preferred stock of such series as to dividends or upon liquidation. Additionally, we shall not redeem, purchase or otherwise acquire for any consideration, or any moneys to be paid or made available for a sinking fund for the redemption of any such shares, any shares of common stock, or any other of our capital shares ranking junior to or equally with the preferred stock of such series as to dividends or upon liquidation. Notwithstanding the foregoing, we may convert such shares into or exchange such shares for other of our capital shares ranking junior to the preferred stock of such series as to dividends and upon liquidation.

Redemption

If the applicable prospectus supplement so provides, the preferred stock will be subject to mandatory redemption or redemption at our option, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such prospectus supplement.

The prospectus supplement applicable to a series of preferred stock that is subject to mandatory redemption will specify:

(a)	the number of shares of such preferred stock that shall be redeemed by us in each year,

(b)	the year such redemption will commence,

(c)	the redemption price per share, together with an amount equal to all accrued and unpaid dividends thereon to the date of redemption,

(d)	whether the redemption price is payable in cash or property.

If the redemption price for preferred stock of any series is payable only from the net proceeds of the issuance of our capital shares, the terms of such preferred stock may provide that, if we have not issued capital shares or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such preferred stock shall automatically be converted into our capital shares pursuant to conversion provisions specified in the applicable prospectus supplement.

We cannot redeem, purchase or otherwise acquire shares of a series of preferred stock unless:

(a)	for preferred stock with cumulative dividends, we have declared and paid, or declared and set apart a sum sufficient to pay, full cumulative dividends on the preferred stock through the then current dividend period; and

(b)	for preferred stock lacking a cumulative dividend, we have declared and paid or declared and set aside a sum sufficient to pay full dividends for the then current dividend period.

The foregoing shall not prevent the purchase or acquisition of preferred stock of such series to preserve our REIT status or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding preferred stock of such series.

If fewer than all of the outstanding shares of preferred stock of any series are to be redeemed, we will determine the number of shares to be redeemed. We may redeem the shares on a pro rata basis from the holders of record of such shares in proportion to the number of such shares held or for which redemption is requested by such holder with adjustments to avoid redemption of fractional shares, or by lot.

We will mail notice of redemption 30 to 60 days prior to the redemption date to each holder of record of preferred stock of any series to be redeemed at the address shown on our share transfer books. Each notice shall state:

(a)	the redemption date;

(b)	the number of shares and series of the preferred stock to be redeemed;

(c)	the redemption price;

(d)	the place or places where certificates for such preferred stock are to be surrendered for payment of the redemption price;

(e)	that dividends on the shares to be redeemed will cease to accrue on such redemption date; and

(f)	the date upon which the holder’s conversion rights, if any, as to such shares shall terminate.

If we are to redeem fewer than all the shares of preferred stock of any series, the notice we mail to each holder of preferred stock shall specify the number of shares of preferred stock to be redeemed from each holder. If we have given notice of redemption of any preferred stock and if we have set aside, in trust for the benefit of the holders of any preferred stock called for redemption, the funds necessary for such redemption, then from and after the redemption date dividends will cease to accrue on the preferred stock to be redeemed. Additionally all rights of the holders of the redeemable shares will terminate, except the right to receive the redemption price.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, then the holders of each series of preferred stock shall be entitled to receive out of our assets legally available for distribution to stockholders liquidating distributions in the amount of the liquidation preference per share, plus an amount equal to all dividends accrued and unpaid on such series of preferred stock. Such preferred stockholders will receive these distributions before any distribution or payment shall be made to the holders of any common stock or any other class or series of our capital shares ranking junior to the preferred stock in the distribution of assets upon our liquidation, dissolution or winding up. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of preferred stock will have no right or claim to any of our remaining assets. If our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding preferred stock and the corresponding amounts payable on all shares of other classes or series of our capital shares ranking equally with the preferred stock in the distribution of assets, then the holders of the preferred stock and all other such classes or series of capital shares shall share on a pro rata basis in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be entitled.

If liquidating distributions have been made in full to all holders of preferred stock, our remaining assets will be distributed among the holders of any other classes or series of capital shares ranking junior to the preferred stock upon liquidation, dissolution or winding up, according to their rights and preferences and in each case according to their number of shares. For such purposes, our consolidation or merger with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of our property or business, shall not be deemed to constitute our liquidation, dissolution or winding up.

Voting Rights

Holders of the preferred stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable prospectus supplement.

Whenever dividends on any shares of preferred stock are in arrears for six or more quarterly periods, the holders of such shares of preferred stock, voting separately as a class with all other series of preferred stock upon which like voting rights have been conferred and are exercisable, will be entitled to vote for the election of two additional directors at a special meeting called by the holders of record of ten percent (10%) of any series of preferred stock so in arrears or at the next annual meeting of stockholders, and at each subsequent annual meeting until (a) if such series of preferred stock has a cumulative dividend, we have paid or our Board of Directors has declared and set aside a sum sufficient for payment of all dividends accumulated on such shares of preferred stock for the past dividend periods and the then current dividend period or (b) if such series of preferred stock lacks a cumulative dividend, we have fully paid or our Board of Directors has declared and set aside a sum sufficient for payment of four consecutive quarterly dividends. In such case, two directors will be added to our Board of Directors.

Unless provided otherwise for any series of preferred stock, so long as any shares of preferred stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of each series of preferred stock outstanding at the time, given in person or by proxy, either in writing or at a meeting with such series voting separately as a class, (a) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to such preferred stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any of our authorized capital stock into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (b) amend, alter or repeal the provisions of our Articles of Incorporation or the designating amendment for such series of preferred stock, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of such series of preferred stock or the holders thereof. With respect to the occurrence of any of the events set forth in (b) above so long as the preferred stock remains outstanding with the terms thereof materially unchanged, the occurrence of any such event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of preferred stock. Additionally, any increase in the amount of the authorized preferred stock or the creation or issuance of any other series of preferred stock, or any increase in the amount of authorized shares of such series or any other series of preferred stock, in each case ranking on a parity with or junior to the preferred stock of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of preferred stock shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

Conversion Rights

The applicable prospectus supplement will set forth the terms and conditions, if any, upon which any series of preferred stock is convertible into shares of common stock. Such terms will include the number of shares of common stock into which the shares of preferred stock are convertible, the conversion price, or manner of calculation thereof, the conversion period, provisions as to whether conversion will be at the option of the holders of the preferred stock or us, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of preferred stock.

Stockholder Liability

Maryland law generally provides that no stockholder, including holders of preferred stock, shall be personally liable for our debts and obligations solely as a result of their status as a stockholder.

Restrictions on Ownership

To qualify as a REIT under the Code, not more than 50% in value of our outstanding capital shares may be owned, directly or indirectly, by five or fewer individuals as defined in the Code to include certain entities, during the last half of a taxable year. Therefore, the designating amendment for each series of preferred stock may contain provisions restricting the ownership and transfer of the preferred stock. The applicable prospectus supplement will specify any additional ownership limitation relating to a series of preferred stock.

Registrar and Transfer Agent

The applicable prospectus supplement will set forth the Registrar and Transfer Agent for the preferred stock. The Registrar and Transfer Agent for the Series B Preferred Stock is American Stock Transfer & Trust Company, LLC.

DESCRIPTION OF DEPOSITARY SHARES

The following description contains general terms and provisions of the depositary shares to which any prospectus supplement may relate. The particular terms of the depositary shares offered by any prospectus supplement and the extent, if any, to which such general provisions may not apply to the depositary shares so offered will be described in the prospectus supplement relating to such depositary shares. For more information, please refer to the provisions of the depositary agreement we will enter into with a depositary to be selected, and our Articles of Incorporation (including any applicable articles supplementary, amendment or annex to our Articles of Incorporation designating the terms of a series of preferred stock), and our Bylaws, each as supplemented, amended or restated, each of which is incorporated by reference into this prospectus. For information on incorporation by reference, and how to obtain copies of these documents, see the sections of this prospectus entitled “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information.”

General

We may issue receipts for depositary shares, each of which will represent a fractional interest of a share of a particular series of preferred stock, as specified in the applicable prospectus supplement. Shares of preferred stock of each series represented by the depositary shares will be deposited under a separate deposit agreement between us, the depositary named therein and the holders of the depositary receipts. Subject to the terms of the deposit agreement, each depositary receipt owner will be entitled, in proportion to the fractional interest of a share of a particular series of preferred stock represented by the depositary shares evidenced by such depositary receipt, to all the rights and preferences of the preferred stock represented thereby.

Depositary receipts issued pursuant to the applicable deposit agreement will evidence the depositary shares. Immediately following our issuance and delivery of the preferred stock to the depositary, we will cause the depositary to issue, on our behalf, the depositary receipts. Upon request, we will provide you with copies of the applicable form of deposit agreement and depositary receipt.

Dividends and Other Distributions

The depositary will distribute all cash dividends or other cash distributions received in respect of the preferred stock to the record holders of depositary receipts evidencing the related depositary shares in proportion to the number of depositary receipts owned by the holders.

If there is a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary receipts entitled thereto. If the depositary determines that it is not feasible to make such distribution, the depositary may, with our approval, sell the property and distribute the net proceeds from such sale to the holders.

Withdrawal of Stock

Upon surrender of the depositary receipts at the corporate trust office of the depositary, unless the related depositary shares have previously been called for redemption, the holders thereof will be entitled to delivery, to or upon such holders’ order, of the number of whole or fractional shares of the preferred stock and any money or other property represented by the depositary shares evidenced by the depositary receipts. Holders of depositary receipts will be entitled to receive whole or fractional shares of the related preferred stock on the basis of the proportion of preferred stock represented by each depositary share as specified in the applicable prospectus supplement. Thereafter, holders of such shares of preferred stock will not be entitled to receive depositary shares for the preferred stock. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of shares of preferred stock to be withdrawn, the depositary will deliver to the holder a new depositary receipt evidencing the excess number of depositary shares.

Redemption of Depositary Shares

Provided we shall have paid in full to the depositary the redemption price of the preferred stock to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the redemption date, whenever we redeem shares of preferred stock held by the depositary, the depositary will redeem as of the same redemption date the number of depositary shares representing shares of the preferred stock so redeemed. The redemption price per depositary share will be equal to the redemption price and any other amounts per share payable with respect to the preferred stock. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected as nearly as may be practicable without creating fractional depositary shares, pro rata, or by any other equitable method we determine.

From and after the date fixed for redemption, all dividends in respect of the shares of preferred stock so called for redemption will cease to accrue, the depositary shares called for redemption will no longer be deemed to be outstanding and all rights of the holders of the depositary receipts evidencing the depositary shares so called for redemption will cease, except the right to receive any moneys payable upon such redemption and any money or other property to which the holders of such depositary receipts were entitled to receive upon such redemption upon surrender to the depositary of the depositary receipts representing the depositary shares.

Voting of the Preferred Stock

Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail the information contained in such notice of meeting to the record holders of the depositary receipts evidencing the depositary shares that represent such preferred stock. Each record holder of depositary receipts evidencing depositary shares on the record date, which will be the same date as the record date for the preferred stock, will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of preferred stock represented by such holder’s depositary shares. The depositary will vote the amount of preferred stock represented by such depositary shares in accordance with such instructions, and we will agree to take all reasonable action that may be deemed necessary by the depositary in order to enable the depositary to do so. If the depositary does not receive specific instructions from the holders of depositary receipts evidencing such depositary shares, it will abstain from voting the amount of preferred stock represented by such depositary shares. The depositary shall not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as any such action or non-action is in good faith and does not result from the depositary’s negligence or willful misconduct.

Liquidation Preference

Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of each depositary receipt will be entitled to the fraction of the liquidation preference accorded each share of preferred stock represented by the depositary share evidenced by such depositary receipt, as set forth in the applicable prospectus supplement.

Conversion of Preferred Stock

Except with respect to certain conversions in order to be qualified as a REIT, the depositary shares are not convertible into our common stock or any other of our securities or property. Nevertheless, if the applicable prospectus supplement so specifies, the holders of the depositary receipts may surrender their depositary receipts to the depositary with written instructions to the depositary to instruct us to cause conversion of the preferred stock represented by the depositary shares evidenced by such depositary receipts into whole shares of common stock, other shares of our preferred stock or other shares of our capital stock, and we have agreed that upon receipt of such instructions and any amounts payable in respect thereof, we will cause the conversion of the depositary shares utilizing the same procedures as those provided for delivery of preferred stock to effect such conversion. If the depositary shares evidenced by a depositary receipt are to be converted in part only, the depositary will issue a new depositary receipt for any depositary shares not to be converted. No fractional shares of common stock will be issued upon conversion, and if such conversion will result in a fractional share being issued, we will pay an amount in cash equal to the value of the fractional interest based upon the closing price of the common stock on the last business day prior to the conversion.

Amendment and Termination of the Deposit Agreement

By agreement, we and the depositary at any time can amend the form of depositary receipt and any provision of the deposit agreement. However, any amendment that materially and adversely alters the rights of the holders of depositary receipts or that would be materially and adversely inconsistent with the rights granted to holders of the related preferred stock will be effective only if the existing holders of at least two-thirds of the depositary shares have approved the amendment. No amendment shall impair the right, subject to certain exceptions in the deposit agreement, of any holder of depositary receipts to surrender any depositary receipt with instructions to deliver to the holder the related preferred stock and all money and other property, if any, represented thereby, except in order to comply with law. Every holder of an outstanding depositary receipt at the time an amendment becomes effective shall be deemed, by continuing to hold the depositary receipt, to consent and agree to the amendment and to be bound by the deposit agreement as amended thereby.

Upon 30 days’ prior written notice to the depositary, we may terminate the deposit agreement if (a) such termination is necessary to be qualified as a REIT or (b) a majority of each series of preferred stock affected by such termination consents to such termination. Upon the termination of the deposit agreement, the depositary shall deliver or make available to each holder of depositary receipts, upon surrender of the depositary receipts held by such holder, such number of whole or fractional shares of preferred stock as are represented by the depositary shares evidenced by the depositary receipts together with any other property held by the depositary with respect to the depositary receipt. If the deposit agreement is terminated to preserve our status as a REIT, then we will use our best efforts to list the preferred stock issued upon surrender of the related depositary shares on a national securities exchange.

The deposit agreement will automatically terminate if (a) all outstanding depositary shares shall have been redeemed, (b) there shall have been a final distribution in respect of the related preferred stock in connection with our liquidation, dissolution or winding up and such distribution shall have been distributed to the holders of depositary receipts evidencing the depositary shares representing such preferred stock or (c) each share of the related preferred stock shall have been converted into our capital stock not so represented by depositary shares.

Charges of Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the deposit agreement. In addition, we will pay the fees and expenses of the depositary in connection with the performance of its duties under the deposit agreement. However, holders of depositary receipts will pay certain other transfer and other taxes and governmental charges. The holders will also pay the fees and expenses of the depositary for any duties, outside of those expressly provided for in the deposit agreement, the holders request to be performed.

Resignation and Removal of Depositary

The depositary may resign at any time by delivering to us notice of its election to do so. We may at any time remove the depositary, any such resignation or removal will take effect upon the appointment of a successor depositary. A successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of $50,000,000 or more.

Miscellaneous

The depositary will forward to holders of depositary receipts any reports and communications from us which are received by the depositary with respect to the related preferred stock.

We and the depositary will not be liable if either of us is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under the deposit agreement. Our obligations and the depositary’s obligations under the deposit agreement will be limited to performing the duties thereunder in good faith and without negligence, in the case of any action or inaction in the voting of preferred stock represented by the depositary shares, gross negligence or willful misconduct. If satisfactory indemnity is furnished, we and the depositary will be obligated to prosecute or defend any legal proceeding in respect of any depositary receipts, depositary shares or shares of preferred stock represented thereby. We and the depositary may rely on written advice of counsel or accountants, or information provided by persons presenting shares of preferred stock represented by depository receipts for deposit, holders of depositary receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.

In the event the depositary shall receive conflicting claims, requests or instructions from any holders of depositary receipts, on the one hand, and us, on the other hand, the depositary shall be entitled to act on our claims, requests or instructions.

Restrictions on Ownership

To qualify as a REIT under the Code, not more than 50% in value of our outstanding capital shares may be owned, directly or indirectly, by five or fewer individuals as defined in the Code to include certain entities, during the last half of a taxable year. Therefore, the designating amendment for each series of preferred stock may contain provisions restricting the ownership and transfer of the preferred stock, including any depositary shares. The applicable prospectus supplement will specify any additional ownership limitation relating to the depositary shares being offered thereby.

DESCRIPTION OF COMMON STOCK

The following summary of the material terms and provisions of our common stock does not purport to be complete and is subject to the detailed provisions of our Articles of Incorporation and our Bylaws, each as supplemented, amended or restated, each of which is incorporated by reference into this prospectus. You should carefully read each of these documents in order to fully understand the terms and provisions of our common stock. For information on incorporation by reference, and how to obtain copies of these documents, see the sections of this prospectus entitled “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information.”

General

The Company’s authorized capital stock includes 150 million shares of common stock, $.06 par value per share. For each outstanding share of common stock held, the holder is entitled to one vote on all matters presented to stockholders for a vote. Cumulative voting is not permitted. Holders of the common stock do not have preemptive rights. At March 13, 2015 there were 85,037,549 shares of common stock outstanding.

All shares of common stock issued and sold will be duly authorized, fully paid, and non-assessable. Distributions may be paid to the holders of common stock if and when declared by our Board of Directors. Dividends will be paid out of funds legally available for dividend payment.

Under Maryland law, stockholders are generally not personally liable for our debts or obligations solely as a result of their status as a stockholder. If we are liquidated, subject to the right of any holders of preferred stock to receive preferential distributions, each outstanding share of common stock will be entitled to participate pro rata in the assets remaining after payment of, or adequate provision for, all of our known debts and liabilities.

Restrictions on Ownership

In order to qualify as a REIT under the Code, not more than 50% in value of our outstanding capital shares may be owned, directly or indirectly, by five or fewer individuals as defined in the Code to include certain entities, during the last half of a taxable year and the common stock must be beneficially owned by 100 or more persons during 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. To satisfy the above ownership requirements and certain other requirements for qualification as a REIT, our Articles of Incorporation contain a provision restricting the ownership or acquisition of shares of common stock.

Registrar and Transfer Agent

American Stock Transfer & Trust Company, LLC is the Registrar and Transfer Agent for the common stock.

DESCRIPTION OF WARRANTS

The following description contains general terms and provisions of warrants to which any prospectus supplement may relate. The particular terms of the warrants offered by any prospectus supplement and the extent, if any, to which such general provisions may not apply to the warrants so offered will be described in the prospectus supplement relating to such warrants. For more information, please refer to the provisions of the warrant, a form of which we will file with the SEC at or prior to the time of the sale of the warrant. For information on incorporation by reference, and how to obtain copies of these documents, see the sections of this prospectus entitled “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information.”

General

We may issue, together with other securities or separately, warrants to purchase our common stock or preferred stock. We will issue the warrants under warrant agreements to be entered into between us and a warrant agent, or as shall be set forth in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants of the series being offered and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. The applicable prospectus supplement will describe the following terms, where applicable, of warrants in respect of which this prospectus is being delivered:

☐	the title of warrants;

☐	the designation, amount and terms of the securities for which the warrants are exercisable and the procedures and conditions relating to the exercise of the warrants;

☐	the designation and terms of the other securities, if any, with which the warrants are to be issued and the number of warrants issued with such security;

☐	the price or prices at which the warrants will be issued;

☐	the aggregate number of warrants;

☐	any provisions for adjustment of the number or amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;

☐	the price or prices at which the securities purchasable upon exercise of the warrants may be purchased;

☐	if applicable, the date on and after which the warrants and the securities purchasable upon exercise of the warrants will be separately transferable;

☐	if applicable, a discussion of the material United States federal income tax considerations applicable to the exercise of the warrants;

☐	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants;

☐	the date on which the right to exercise the warrants will commence, and the date on which the right will expire;

☐	the maximum or minimum number of warrants which may be exercised at any time; and

☐	information with respect to book-entry procedures, if any.

Pursuant to this prospectus we also may issue warrants to underwriters or agents as additional compensation in connection with a distribution of our securities.

Exercise of Warrants

Each warrant will entitle the holder thereof to purchase for cash the number of shares of preferred stock or common stock at the exercise price as will in each case be set forth in, or be determinable as set forth in, the applicable prospectus supplement. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

Warrants may be exercised as set forth in the applicable prospectus supplement relating to those warrants. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will, as soon as practicable, forward the purchased securities. If less than all of the warrants represented by the warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

DESCRIPTION OF STOCK PURCHASE CONTRACTS

We may issue stock purchase contracts, which are contracts obligating holders to purchase from or sell to us, and obligating us to purchase from or sell to the holders, a specified number of shares of our common stock or preferred stock at a future date or dates. The price per share of common stock or preferred stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula contained in the stock purchase contracts. We may issue stock purchase contracts in such amounts and in as many distinct series as we wish.

The prospectus supplement may contain, where applicable, the following information about the stock purchase contracts issued under it:

☐	whether the stock purchase contracts obligate the holder to purchase or sell, or both purchase and sell, our common stock or preferred stock and the nature and amount of common stock or preferred stock, or the method of determining that amount;

☐	whether the stock purchase contracts are to be prepaid or not;

☐	whether the stock purchase contracts are to be settled by delivery, or by reference or linkage to the value, performance or level of our common stock or preferred stock;

☐	any acceleration, cancellation, termination or other provisions relating to the settlement of the stock purchase contracts; and

☐	whether the stock purchase contracts will be issued in fully registered or global form.

The applicable prospectus supplement will describe the terms of any stock purchase contracts. The preceding description and any description of stock purchase contracts in the applicable prospectus supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the stock purchase contract agreement and, if applicable, collateral arrangements and depository arrangements relating to such stock purchase contracts.

DESCRIPTION OF UNITS

We may issue units comprised of one or more of the other securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

The applicable prospectus supplement may describe:

☐	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

☐	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; and

☐	whether the units will be issued in fully registered or global form.

The applicable prospectus supplement will describe the terms of any units. The preceding description and any description of units in the applicable prospectus supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the unit agreement and, if applicable, collateral arrangements and depositary arrangements relating to such units.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material federal income tax considerations relating to our qualification and taxation as a REIT and the acquisition, holding, and disposition of our common stock, preferred stock, and depositary shares (such depository shares, together with our common stock and preferred stock, our “Stock”, and holders thereof, “Stockholders”), as well as our warrants. This summary is based on current law, is for general information only, and is not tax advice.

This discussion does not purport to address all aspects of taxation that may be relevant to particular holders in light of their personal investment or tax circumstances, or to certain types of holders (including, without limitation, insurance companies, tax-exempt organizations (except as described below in “Taxation of Tax-Exempt Stockholders”), financial institutions and broker dealers) subject to special treatment under the federal income tax laws. In addition, this discussion (except to the extent described below in “Taxation of Non-U.S. Stockholders and Non-U.S. Holders of Warrants”) does not address the tax consequences applicable to holders that are not “U.S. Stockholders” or “U.S. Holders.” For this purpose, a “U.S. Stockholder” or “U.S. Holder” is a holder of our Stock or warrants (respectively) that, for U.S. federal income tax purposes, is: (i) a citizen or resident of the United States; (ii) a corporation (including an entity treated as a corporation for federal income tax purposes) created or organized under the laws of the United States, any of its States or the District of Columbia; (iii) an estate whose income is subject to federal income taxation regardless of its source; or (iv) any trust if (a) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in place to be treated as a U.S. person. If a partnership (including any entity or arrangement treated as a partnership for federal income tax purposes) holds our Stock or warrants, the federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our Stock or warrants, you should consult your tax advisor regarding the consequences of the purchase, ownership and disposition of our Stock or warrants by the partnership.

In addition, the following summary assumes that our warrants are treated as such, and not as common stock or preferred stock, for U.S. federal income tax purposes. No assurances can be made in this regard. The tax considerations discussed below with respect to our warrants would be different if the warrants were treated as common stock or preferred stock.

EACH PROSPECTIVE HOLDER SHOULD CONSULT WITH ITS TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF OUR STOCK OR WARRANTS AND OF THE COMPANY’S ELECTION TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS, SOME OF WHICH MAY APPLY RETROACTIVELY.

Taxation of Our Company

We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”) commencing with the taxable year ended December 31, 1986. We believe that we have been organized and have operated in such a manner as to qualify for taxation as a REIT, and intend to continue to operate in such a manner. However, qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, asset composition, distribution levels and diversity of stock ownership, the various qualification tests and organizational requirements imposed under the Code, as discussed below. Accordingly, no assurance can be given that we have been organized and have operated, or will continue to be organized and operate, in a manner so as to remain qualified as a REIT.

The following is a general summary of the material Code provisions and the corresponding Treasury Regulations that govern the federal income tax treatment of a REIT and its Stockholders. These provisions of the Code and Treasury Regulations are highly technical and complex. This summary is qualified in its entirety by the applicable Code provisions, the Treasury Regulations, and administrative and judicial interpretations thereof.

We have received an opinion of Stroock & Stroock & Lavan LLP to the effect that commencing with our taxable year ended December 31, 1998, we have been operated in conformity with the requirements for qualification as a REIT under the Code, and our actual method of operation from January 1, 2015 through the date of the opinion and our proposed method of operation, as described in this prospectus and as represented by us, will enable us to continue to so qualify through the end of our current taxable year and thereafter. It must be emphasized that the opinion of Stroock & Stroock & Lavan LLP is based on various assumptions relating to our organization and operation, and is conditioned upon representations and covenants made by our management regarding our organization, income, assets, distribution levels, diversity of ownership and the past, present and future conduct of our business operations, the compliance with which has not and will not be reviewed by Stroock & Stroock & Lavan LLP. In addition, our ability to qualify as a REIT depends in part upon the operating results, organizational structure and entity classification for federal income tax purposes of certain affiliated entities, and also requires that we satisfy certain asset tests, some of which depend upon the fair market values of assets directly or indirectly owned by us which may not be susceptible to a precise determination. Accordingly, while we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by Stroock & Stroock & Lavan LLP or us that we will so qualify for any particular year. The opinion is expressed as of the date issued and counsel will have no obligation to advise us or the holders of our Stock or warrants of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the Internal Revenue Service, or IRS, or the courts, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions or that a court would not sustain such a challenge.

Provided we qualify for taxation as a REIT, we generally will not be required to pay federal corporate income taxes on our net income that is currently distributed to our Stockholders. This treatment substantially eliminates the “double taxation” (at the corporate and Stockholder levels) that generally results from investment in a corporation. However, we will still be required to pay federal income tax as follows:

•	We will be required to pay tax at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

•	We may be required to pay the “alternative minimum tax” on our items of tax preference under some circumstances.

•	If we have (1) net income from the sale or other disposition of “foreclosure property” which is held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income.

Foreclosure property generally is defined as property we acquired through foreclosure or after a default on a loan secured by the property or a lease of the property.

•	We will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business.

•	If we fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but have otherwise maintained our qualification as a REIT because certain other requirements are met, we will be required to pay a tax equal to the greater of the amount by which we failed to satisfy the 75% or 95% gross income tests, multiplied by a fraction intended to reflect our profitability.

•	If we fail to satisfy any of the REIT asset tests (other than a de minimis failure of the 5% asset test, 10% vote test or the 10% value test), as described below, due to reasonable cause and not due to willful neglect, and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets that caused us to fail such test.

•	If we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a violation of the REIT gross income tests or certain violations of the asset tests described below) and the violation is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.

•	We will be required to pay a 4% excise tax to the extent we fail to distribute, as specially defined in the Code, during each calendar year at least the sum of (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain net income for the year, and (3) any undistributed taxable income from prior periods.

•	If we acquire any asset “in a conversion transaction” (which generally refers to a transaction in which the basis of the acquired asset in our hands is determined by reference to the basis of the asset in the hands of a C corporation or partnership that has one or more corporate partners), and we subsequently recognize gain on the disposition of the asset during the ten-year period beginning on the date on which we acquired the asset, then we will be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of (1) the fair market value of the asset over (2) our adjusted basis in the asset, in each case determined as of the date on which we acquired the asset. The results described in this paragraph with respect to the recognition of gain assume that the C corporation or partnership, as applicable, will refrain from making an election to receive different treatment under existing Treasury Regulations on its tax return for the year in which we acquire the asset.

•	We will be required to pay a 100% tax on any “redetermined rents,” “redetermined deductions” or “excess interest.” See “— Penalty Tax.” In general, redetermined rents are rents from real property that are overstated as a result of services furnished to any of our tenants by a “taxable REIT subsidiary” of ours. Redetermined deductions and excess interest generally represent amounts that are deducted by a taxable REIT subsidiary of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations.

•	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of our Stockholders, as described below in “— Requirements for Qualification as a REIT.”

In addition, we and our subsidiaries may be subject to a variety of taxes other than federal income taxes, including payroll taxes and state, local and foreign income, property or other taxes on assets and operations.

Requirements for Qualification as a REIT. The Code defines a REIT as a corporation, trust or association:

1.	that is managed by one or more trustees or directors;

2.	that issues transferable shares or transferable certificates to evidence its beneficial ownership;

3.	that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code;

4.	that is not a financial institution or an insurance company within the meaning of certain provisions of the Code;

5.	that is beneficially owned by 100 or more persons;

6.	not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, including, for this purpose, specified entities; and

7.	that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year, that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months, and condition (6) must be met during the last half of the taxable year. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), specified tax-exempt entities generally are treated as individuals and a “look-through” rule applies with respect to pension funds.

We believe that we have been organized, have operated and have issued sufficient shares of capital stock with sufficient diversity of ownership to allow us to satisfy conditions (1) through (7) inclusive, during the relevant time periods. In addition, our charter provides for restrictions regarding ownership and transfer of our shares which are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above. If we fail to satisfy these share ownership requirements, except as provided in the next sentence, our status as a REIT will terminate. If, however, we comply with the rules contained in applicable Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement. To comply with these rules, we must demand written statements each year from the record holders of significant percentages of our capital stock in which the record holders are to disclose the actual owners of the shares, i.e., the persons required to include in gross income the dividends paid by us. A list of those persons failing or refusing to comply with this demand must be maintained as part of our records. Failure by us to comply with these record keeping requirements could subject us to monetary penalties. A Stockholder that fails or refuses to comply with the demand is required by Treasury Regulations to submit a statement with its tax return disclosing the actual ownership of the shares and other information.

In addition, we may not maintain our status as a REIT unless our taxable year is the calendar year. We have and will continue to have a calendar taxable year.

Ownership of Interests in Partnerships, Limited Liability Companies and Qualified REIT Subsidiaries. In the case of a REIT which is a partner in a partnership or a member in a limited liability company treated as a partnership for federal income tax purposes, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership or limited liability company treated as a partnership, as the case may be, based on its interest in partnership capital, subject to special rules relating to the 10% value test described below. Also, the REIT will be deemed to be entitled to its proportionate share of the income of that entity. The assets and gross income of the partnership or limited liability company retain the same character in the hands of the REIT as in the partnership for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, our pro rata share of the assets and items of income of our operating partnership, including our operating partnership’s share of these items of any entity treated as a partnership or disregarded entity for federal income tax purposes in which it owns an interest, is treated as our assets and items of income for purposes of applying the requirements described in this discussion, including the income and asset tests described below. A brief summary of the rules governing the federal income taxation of partnerships and limited liability companies is set forth below in “Tax Aspects of Our Operating Partnership, the Subsidiary Partnerships and the Limited Liability Companies.”

We have control of our operating partnership and generally control our subsidiary partnerships and limited liability companies and intend to operate them in a manner consistent with the requirements for our qualification as a REIT. We may from time to time be a non-managing member in some of our partnerships and limited liability companies. If a partnership or limited liability company in which we own an interest takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a REIT income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless we were entitled to relief, as described below.

We may from time to time own and operate certain properties through wholly-owned subsidiaries that we intend to be treated as “qualified REIT subsidiaries” under the Code. A corporation will qualify as our qualified REIT subsidiary if we own 100% of the corporation’s outstanding stock, and if we do not elect with the subsidiary to treat it as a “taxable REIT subsidiary,” as described below. A corporation that is a qualified REIT subsidiary is not treated as a separate corporation, and all assets, liabilities and items of income, gain, loss, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, gain, loss, deduction and credit (as the case may be) of the parent REIT for all purposes under the Code (including all REIT qualification tests). Thus, in applying the federal tax requirements described in this discussion, any corporations in which we own a 100% interest (other than any taxable REIT subsidiaries) are ignored, and all assets, liabilities and items of income, gain, loss, deduction and credit of such corporations are treated as our assets, liabilities and items of income, gain, loss, deduction and credit. A qualified REIT subsidiary is not required to pay federal income tax, and our ownership of the stock of a qualified REIT subsidiary does not violate the restrictions on ownership of securities, as described below under “— Asset Tests.”

Ownership of Interests in Taxable REIT Subsidiaries. A taxable REIT subsidiary is a corporation other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a taxable REIT subsidiary. A taxable REIT subsidiary also includes any corporation other than a REIT with respect to which a taxable REIT subsidiary owns securities possessing more than 35% of the total voting power or value of the outstanding securities of such corporation. Other than some activities relating to lodging and health care facilities, a taxable REIT subsidiary may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A taxable REIT subsidiary is subject to income tax as a regular C corporation. In addition, a taxable REIT subsidiary may be prevented from deducting interest on debt funded directly or indirectly by its parent REIT if certain tests regarding the taxable REIT subsidiary’s debt to equity ratio and interest expense are not satisfied. A REIT’s ownership of securities of taxable REIT subsidiaries will not be subject to the 10% vote or value tests or 5% asset test described below. See “— Asset Tests.” We currently own interests in a number of taxable REIT subsidiaries and may acquire securities in additional taxable REIT subsidiaries in the future.

Affiliated REITs. Our operating partnership owned a greater than 10% indirect interest in an entity which elected to be taxed as a REIT for its first taxable year ended December 31, 2009 (the “Affiliated REIT”), although it has subsequently sold such interest.

Income Tests. We must satisfy two gross income requirements annually to maintain our qualification as a REIT. First, in each taxable year we must derive directly or indirectly at least 75% of our gross income (excluding gross income from prohibited transactions, certain hedging transactions entered into after July 30, 2008, certain foreign currency gains recognized after July 30, 2008 and cancellation of indebtedness income) from investments relating to real property or mortgages on real property, including “rents from real property,”

interest derived from mortgage loans secured by real property (including certain qualified mezzanine financings secured by interests in entities owning real property), dividends from other REITs (such as the Affiliated REIT), gains from the sale of real estate assets and income from certain types of temporary investments. Second, in each taxable year we must derive at least 95% of our gross income (excluding gross income from prohibited transactions, certain hedging transactions entered into on or after January 1, 2005, certain foreign currency gains recognized after July 30, 2008 and cancellation of indebtedness income) from the real property investments described above or dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. For these purposes, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

Rents we receive from a tenant will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if all of the following conditions are met:

•	The amount of rent is not based in any way on the income or profits of any person. However, an amount we receive or accrue generally will not be excluded from the term “rents from real property” solely because it is based on a fixed percentage or percentages of receipts or sales;

•	We, or an actual or constructive owner of 10% or more of our capital stock, do not actually or constructively own 10% or more of the interests in a tenant, or, if the tenant is a corporation, 10% or more of the voting power or value of all classes of stock of the tenant. Rents received from such a tenant that is a taxable REIT subsidiary, however, will not be excluded from the definition of “rents from real property” as a result of this condition if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the taxable REIT subsidiary are substantially comparable to rents paid by our other tenants for comparable space. Whether rents paid by a taxable REIT subsidiary are substantially comparable to rents paid by other tenants is determined at the time the lease with the taxable REIT subsidiary is entered into, extended, or modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a “controlled taxable REIT subsidiary” is modified and such modification results in an increase in the rents payable by such taxable REIT subsidiary, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled taxable REIT subsidiary” is a taxable REIT subsidiary in which we own stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock of such taxable REIT subsidiary;

•	Rent attributable to personal property leased in connection with a lease of real property is not greater than 15% of the total rent received under the lease. Rent is allocated between real property and personal property based on the relative fair market values of the properties. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property”; and

•	We do not operate or manage the property (subject to certain exceptions) or furnish or render services to our tenants, except as provided below. We may, however, perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Examples of these services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. Moreover, we may provide non-customary services to tenants of a particular property without disqualifying all of the rent from that property if the payment for such services does not exceed 1% of the total gross income from the property. For purposes of this test, the income received from such non-customary services is deemed to be at least 150% of the direct cost of providing the services. In addition, we may employ an independent contractor from whom we derive no revenue, or a taxable REIT subsidiary, which may be wholly or partially owned by us, to provide both customary and non-customary services to our tenants without causing the rent we receive from those tenants to fail to qualify as “rents from real property.”

We generally do not intend, and as a general partner of our operating partnership do not intend, to permit our operating partnership to take actions we believe will cause us to fail to satisfy the rental conditions described above. However, there can be no assurance that the IRS will agree with our determination that we have satisfied the rental conditions described above.

In certain circumstances, we or our operating partnership receive fees for property management and brokerage and leasing services provided with respect to some properties not owned entirely by our operating partnership. These fees, to the extent paid with respect to the portion of these properties not owned, directly or indirectly, by us, will not qualify under the 75% gross income test or the 95% gross income test. Our operating partnership also may receive other types of income with respect to the properties it owns that will not qualify for either of these tests. We believe, however, that the aggregate amount of these fees and other non-qualifying income in any taxable year will not cause us to exceed the limits on non-qualifying income under either the 75% gross income test or the 95% gross income test.

From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Income from a hedging transaction, including gain from the sale or disposition of such a transaction, that is treated as clearly identified as a hedging transaction on the date it is entered into or acquired and satisfies certain other identification requirements will not constitute gross income and thus will be ignored for purposes of the 95% gross income test to the extent such a hedging transaction is entered into on or after January 1, 2005, and will not constitute gross income and thus will be ignored for purposes of the 75% gross income test to the extent such hedging transaction is entered into after July 30, 2008. Income and gain from a hedging transaction, including gain from the sale or disposition of such a transaction, entered into on or prior to July 30, 2008 will be treated as nonqualifying income for purposes of the 75% gross income test. Income and gain from a hedging transaction, including gain from the sale or disposition of such a transaction, entered into prior to January 1, 2005 will be qualifying income for purposes of the 95% gross income test. The term “hedging transaction,” as used herein, generally means any transaction we enter into in the normal course of our business primarily to manage risk of (1) interest rate changes or fluctuations with respect to borrowings made or to be made by us to acquire or carry real estate assets, or (2) for hedging transactions entered into after July 30, 2008, currency fluctuations with respect to an item of qualifying income under the 75% or 95% gross income test. To the extent that we do not properly identify such transactions as hedges or we hedge with other types of financial instruments, or our hedge is not a hedging transaction, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

To the extent our taxable REIT subsidiaries pay dividends, we generally will derive our allocable share of such dividend income through our interest in our operating partnership. Such dividend income will qualify under the 95%, but not the 75%, gross income test. We will monitor the amount of the dividend and other income from our taxable REIT subsidiaries and will take actions intended to keep this income, and any other nonqualifying income, within the limitations of the REIT income tests. While we expect these actions will prevent a violation of the REIT income tests, we cannot guarantee that such actions will in all cases prevent such a violation.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under certain provisions of the Code. Commencing with our taxable year beginning January 1, 2005, we generally may make use of the relief provisions if:

•	following our identification of the failure to meet the 75% or 95% gross income tests for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income tests for such taxable year in accordance with Treasury Regulations to be issued; and

•	our failure to meet these tests was due to reasonable cause and not due to willful neglect.

It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed above in “Taxation of Our Company,” even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our nonqualifying income.

Prohibited Transaction Income. Any gain that we realize (including any net foreign currency gain recognized after July 30, 2008) on the sale of property held as inventory or otherwise held primarily for sale to customers in the ordinary course of business, including our share of any such gain realized by our operating partnership, either directly or through its subsidiary partnerships and limited liability companies, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax, unless certain safe harbor exceptions apply. This prohibited transaction income may also adversely affect our ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. However, the Code provides a safe harbor pursuant to which limited sales of properties held at least four years and meeting certain additional requirements will not be treated as prohibited transactions. In the case of sales made after July 30, 2008, the required holding period has been reduced to two years, and one of the other requirements has been modified in a manner that may permit us to qualify more sales under the safe harbor provisions. Our operating partnership generally intends to hold its properties for investment with a view to long-term appreciation, and to engage in the business of acquiring, developing and owning its properties. However, in keeping with our stated goal of reducing overall leverage by selling non-core and limited growth potential assets, our operating partnership has sold and intends to continue to sell a significant number of those properties. Some sales of property by our operating partnership or its subsidiary partnerships or limited liability companies may not qualify for the safe harbor, and in those cases, the IRS may successfully contend that some or all of such sales are prohibited transactions. We would be required to pay the 100% penalty tax on our allocable share of the gains resulting from any such sales.

Penalty Tax. Any redetermined rents, redetermined deductions or excess interest we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by one of our taxable REIT subsidiaries, and redetermined deductions and excess interest represent any amounts that are deducted by a taxable REIT subsidiary for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s-length negotiations. Rents we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code.

Our taxable REIT subsidiaries may provide services to our tenants. The fees paid to our taxable REIT subsidiaries may not satisfy the safe harbor provisions described above. These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, we would be required to pay a 100% penalty tax on the excess of an arm’s-length fee for tenant services over the amount actually paid.

Asset Tests. At the close of each quarter of our taxable year, we must also satisfy four tests relating to the nature and diversification of our assets. First, at least 75% of the value of our total assets must be represented by real estate assets, cash, cash items and government securities. For purposes of this test, the term “real estate assets” generally means real property (including interests in real property, interests in mortgages on real property and certain qualified mezzanine financings secured by interests in entities owning real property) and shares (or transferable certificates of beneficial interest) in other REITs, as well as any stock or debt instrument attributable to the investment of the proceeds of a stock offering or a public offering of debt with a term of at least five years, but only for the one-year period beginning on the date the REIT receives such proceeds.

Second, not more than 25% of the value of our total assets may be represented by securities, other than those securities includable in the 75% asset test.

Third, of the investments included in the 25% asset class, and except for investments in other REITs, our qualified REIT subsidiaries and taxable REIT subsidiaries, the value of any one issuer’s securities may not exceed 5% of the value of our total assets, and we may not own more than 10% of the total vote or value of the outstanding securities of any one issuer except, in the case of the 10% value test, securities satisfying the “straight debt” safe harbor or securities issued by a partnership that itself would satisfy the 75% income test if it were a REIT. Certain types of securities we may own are disregarded as securities solely for purposes of the 10% value test, including, but not limited to, any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, commencing with our taxable year beginning January 1, 2005, solely for purposes of the 10% value test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code.

Fourth, not more than 25% (20% for taxable years ending on or before December 31, 2008) of the value of our total assets may be represented by the securities of one or more taxable REIT subsidiaries.

Our operating partnership owns 100% of the stock of certain corporations that have elected, together with us, to be treated as our taxable REIT subsidiaries and our operating partnership owned a 20% interest in the Affiliated REIT, which elected to be taxed as a REIT. So long as each of those wholly-owned companies qualified as a taxable REIT subsidiary and the Affiliated REIT qualified as a REIT through 2012, we will not be subject to the 5% asset test or the 10% vote or value tests with respect to our ownership of their stock. We may acquire securities in other taxable REIT subsidiaries or REITs in the future. We believe that the aggregate value of our taxable REIT subsidiaries has not exceeded 20% of the aggregate value of our gross assets in any taxable year ending on or before December 31, 2008, or 25% of the aggregate value of our gross assets for taxable years ending after December 31, 2008. No independent appraisals have been obtained to support these conclusions and there can be no assurance that the IRS will agree with our determinations of value.

The asset tests must be satisfied at the close of each calendar quarter of our taxable year in which we (directly or through our operating partnership) acquire securities in the applicable issuer, and also at the close of each calendar quarter in which we increase our ownership of securities of such issuer. After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy an asset test because we acquire securities or other property during a quarter, we may cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. We believe that we have maintained and intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests. If we fail to cure any noncompliance with the asset tests within the 30-day cure period, we would cease to qualify as a REIT unless we are eligible for certain relief provisions discussed below.

Certain relief provisions may be available to us if we discover a failure to satisfy the asset tests described above after the 30-day cure period. Under these provisions, we will be deemed to have met the 5% asset test and 10% vote or value tests if the value of our nonqualifying assets (i) does not exceed the lesser of (a) 1% of the total value of our assets at the end of the applicable quarter or (b) $10,000,000, and (ii) we dispose of the nonqualifying assets or otherwise satisfy such tests within (x) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (y) the period of time prescribed by Treasury Regulations to be issued. For violations of any of the asset tests due to reasonable cause and not due to willful neglect and that are, in the case of the 5% asset test and 10% vote or value tests, in excess of the de minimis exception described above, we may avoid disqualification as a REIT after the 30-day cure period by taking steps including (i) the disposition of sufficient nonqualifying assets, or the taking of other actions, which allow us to meet the asset test within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued, (ii) paying a tax equal to the greater of (x) $50,000 or (y) the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets, and (iii) disclosing certain information to the IRS.

Although we believe we have satisfied the asset tests described above and plan to take steps to ensure that we satisfy such tests for any quarter with respect to which retesting is to occur, there can be no assurance we will always be successful, or will not require a reduction in our operating partnership’s overall interest in an issuer (including in a taxable REIT subsidiary). If we fail to cure any noncompliance with the asset tests in a timely manner, and the relief provisions described above are not available, we would cease to qualify as a REIT.

Annual Distribution Requirements. To maintain our qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our Stockholders in an amount at least equal to the sum of:

•	90% of our “REIT taxable income”; and

•	90% of our after tax net income, if any, from foreclosure property; minus

•	the excess of the sum of certain items of non-cash income over 5% of our “REIT taxable income.”

For these purposes, our “REIT taxable income” is computed without regard to the dividends paid deduction and our net capital gain. In addition, for purposes of this requirement, non-cash income means income attributable to leveled stepped rents, original issue discount on purchase money debt, cancellation of indebtedness, or a like-kind exchange that is later determined to be taxable.

In addition, if we dispose of any asset we acquired in a “conversion transaction” within the ten-year period following our acquisition of such asset, we would be required to distribute at least 90% of the after-tax gain, if any, we recognized on the disposition of the asset, to the extent that gain does not exceed the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, in each case, on the date we acquired the asset.

We generally must pay, or be treated as paying, the distributions described above in the taxable year to which they relate. At our election, a distribution will be treated as paid in a taxable year if it is declared before we timely file our tax return for such year and paid on or before the first regular dividend payment after such declaration, provided such payment is made during the 12-month period following the close of such year. These distributions are taxable to our Stockholders, other than tax-exempt entities, in the year in which paid. This is so even though these distributions relate to the prior year for purposes of the 90% distribution requirement. The amount distributed must not be preferential—i.e., every Stockholder of the class of Stock to which a distribution is made must be treated the same as every other Stockholder of that class, and no class of Stock may be treated otherwise than according to its dividend rights as a class. To the extent that we do not distribute all of our net capital gain, or distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be required to pay tax on the undistributed amount at regular corporate tax rates. We believe we have made, and intend to continue to make, timely distributions sufficient to satisfy these annual distribution requirements and to minimize our corporate tax obligations.

We expect to have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, if we do not have sufficient cash we may be required to borrow funds to pay dividends or pay dividends in the form of taxable Stock dividends or taxable in-kind distributions of property in order to meet the distribution requirements.

We may satisfy the 90% distribution test with taxable distributions of our Stock or debt securities. The IRS has issued private letter rulings to other REITs treating certain distributions that are paid partly in cash and partly in stock as dividends that would satisfy the REIT annual distribution requirement and qualify for the dividends paid deduction for federal income tax purposes. Those rulings may be relied upon only by the taxpayers to whom they were issued, although we could request a similar ruling from the IRS. Accordingly, it is unclear whether and to what extent we will be able to make taxable dividends payable in cash and Stock. We have no current intention to make a taxable dividend payable in our Stock.

Under some circumstances, we may be able to rectify an inadvertent failure to meet the 90% distribution requirement for a year by paying “deficiency dividends” to our Stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends, subject to the 4% excise tax described below. However, we will be required to pay interest to the IRS based upon the amount of any deduction claimed for deficiency dividends.

Furthermore, we will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year at least the sum of 85% of our REIT ordinary income for such year, 95% of our REIT capital gain income for the year and any undistributed taxable income from prior periods.

For purposes of the distribution requirements and excise tax described above, dividends declared during the last three months of the taxable year, payable to Stockholders of record on a specified date during such period and paid during January of the following year, will be treated as paid by us and received by our Stockholders on December 31 of the year in which they are declared.

Like-Kind Exchanges. We may dispose of properties in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could subject us to federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transaction.

Failure To Qualify. Commencing with our taxable year beginning January 1, 2005, specified cure provisions are available to us in the event that we discover a violation of a provision of the Code that would result in our failure to qualify as a REIT. Except with respect to violations of the REIT income tests and asset tests (for which the cure provisions are described above), and provided the violation is due to reasonable cause and not due to willful neglect, these cure provisions generally impose a $50,000 penalty for each violation in lieu of a loss of REIT status. If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be required to pay tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to Stockholders in any year in which we fail to qualify as a REIT will not be deductible by us, and we will not be required to distribute any amounts to our Stockholders. As a result, we anticipate that our failure to qualify as a REIT would reduce the cash available for distribution by us to our Stockholders. In addition, if we fail to qualify as a REIT, all distributions to Stockholders will be taxable as regular corporate dividends to the extent of our current and accumulated earnings and profits. In this event, corporate distributees may be eligible for the dividends-received deduction. In addition, individuals may be eligible for the preferential rates on qualified dividend income. Unless entitled to relief under specific statutory provisions, we will also be ineligible to elect to be treated as a REIT for the four taxable years following the year during which we lost our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

Tax Aspects of Our Operating Partnership, the Subsidiary Partnerships and the Limited Liability Companies

General. All of our investments are held indirectly through our operating partnership. In addition, our operating partnership holds certain of its investments indirectly through subsidiary partnerships and limited liability companies which we expect will be treated as partnerships or disregarded entities for federal income tax purposes. In general, entities that are classified as partnerships or disregarded entities for federal income tax purposes are “pass-through” entities which are not required to pay federal income tax. Rather, partners or members of such entities are allocated their shares of the items of income, gain, loss, deduction and credit of the partnership or limited liability company, and are potentially required to pay tax on this income, without regard to whether they receive a distribution from the partnership or limited liability company. We will include in our income our share of these partnership and limited liability company items for purposes of the various REIT income tests and in the computation of our REIT taxable income. Moreover, for purposes of the REIT asset tests, we will include our pro rata share of assets held by our operating partnership, including its share of the assets of its subsidiary partnerships and limited liability companies, based on our capital interests. See “Taxation of Our Company.”

Entity Classification. Our interests in our operating partnership and the subsidiary partnerships and limited liability companies involve special tax considerations, including the possibility that the IRS might challenge the status of these entities as partnerships (or disregarded entities), as opposed to associations taxable as corporations for federal income tax purposes. If our operating partnership or a subsidiary partnership or limited liability company were treated as an association, it would be taxable as a corporation and would be required to pay an entity-level tax on its income. In this situation, the character of our assets and items of gross income would change and could prevent us from satisfying the REIT asset tests and possibly the REIT income tests. See “Taxation of Our Company — Asset Tests” and “— Income Tests.” This, in turn, could prevent us from qualifying as a REIT. See “Taxation of Our Company — Failure to Qualify” for a discussion of the effect of our failure to meet these tests. In addition, a change in the tax status of our operating partnership, a subsidiary partnership or limited liability company might be treated as a taxable event. If so, we might incur a tax liability without any related cash distributions. We believe our operating partnership and each of our other partnerships and limited liability companies will be classified as partnerships or disregarded entities for federal income tax purposes.

Allocations of Income, Gain, Loss and Deduction. An entity taxed as a partnership is not a taxable entity for federal income tax purposes. Rather, a partner is required to take into account its allocable share of a partnership’s income, gains, losses, deductions and credits for any taxable year of the partnership ending within or with the taxable year of the partner, without regard to whether the partner has received or will receive any distributions from the partnership. Although a partnership agreement will generally determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder as to substantial economic effect.

If an allocation is not recognized for federal income tax purposes because it does not have substantial economic effect, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The allocations of taxable income and loss of our operating partnership and the subsidiary partnerships are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations thereunder.

Tax Allocations With Respect to the Properties. Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership, must be allocated in a manner so that the contributing partner is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss generally is equal to the difference between the fair market value or book value and the adjusted tax basis of the contributed property at the time of contribution, as adjusted from time to time. These allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

To the extent our operating partnership or any subsidiary partnership acquires appreciated (or depreciated) properties by way of capital contributions from its partners, allocations would need to be made in a manner consistent with these requirements. Where a partner contributes cash to a partnership at a time when the partnership holds appreciated (or depreciated) property, the Treasury Regulations provide for a similar allocation of these items to the other (i.e., non-contributing) partners. As a result, partners, including us, in our operating partnership or any subsidiary partnership could be allocated greater or lesser amounts of depreciation and taxable income in respect of the applicable partnership’s properties than would be the case if all of the partnership’s assets (including any contributed assets) had a tax basis equal to their fair market values at the time of any contributions to that partnership. This could cause us to recognize, over a period of time, taxable income in excess of cash flow from the partnership, which might adversely affect our ability to comply with the REIT distribution requirements discussed above in “Taxation of Our Company — Annual Distribution Requirements.”

Any property acquired by our operating partnership in a taxable transaction will initially have a tax basis equal to its fair market value and Section 704(c) of the Code will not apply.

Treatment of Depositary Shares

Holders of depositary shares will be treated for U.S. federal income tax purposes as if they are holders of our preferred stock represented by such depositary shares. Accordingly, such holders will be entitled to take into account, for U.S. federal income tax purposes, income and deductions to which they would be entitled if they were holders of such preferred stock in accordance with the rules discussed below. In addition, upon a surrender of depositary shares for only preferred stock as described in this prospectus under “Description of Depositary Shares — Withdrawal of Stock,” (i) no gain or loss will be recognized for U.S. federal income tax purposes to the surrendering holder, (ii) the tax basis of the preferred stock acquired will be the same as the aggregate tax basis of the depositary shares surrendered therefor, and (iii) the holding period for the preferred stock in the hands of the surrendering holder will include the period during which such holder owned such depositary shares.

As noted above, for purposes of this discussion above and below, the term “Stock” includes our depositary shares (as well as our common stock and our preferred stock). Furthermore, for purposes of this discussion, depositary shares will be treated as within the same class of Stock as the preferred stock that such depositary shares represent.

Taxation of U.S. Stockholders and U.S. Holders of Warrants

Distributions in Respect of Our Stock. Distributions on our Stock generally will be includable in your income as dividends to the extent the distributions do not exceed our allocable current and accumulated earnings and profits, with a portion of these dividends possibly treated as capital gain dividends as explained below, but with no portion of these dividends eligible for either the dividends received deduction for corporate Stockholders or, except in limited circumstances, the 20% maximum rate applicable to dividends received by taxpayers taxed at individual rates. As a result, except as discussed below regarding capital gain dividends, our ordinary dividends will be taxed at the higher tax rate applicable to ordinary income, which currently is a maximum rate of 39.6%.

Distributions in excess of our allocable current or accumulated earnings and profits generally will be treated for federal income tax purposes as a return of capital to the extent of your basis in our Stock in respect of which the distributions were made, and thereafter, as gain from the sale or exchange of our Stock in respect of which the distributions were made. In determining the extent to which a distribution on our Stock constitutes a dividend for federal income tax purposes, our current or accumulated earnings and profits will generally be allocated first to distributions with respect to any class of preferred stock we have outstanding, and thereafter to distributions with respect to our common stock.

If for any taxable year we elect to designate as “capital gain dividends,” as defined in Section 857 of the Code, any portion of the dividends paid for the year to holders of all classes of our Stock, then the portion of dividends designated as capital gain dividends that will be allocable to a particular class of Stock will be equal to the total capital gain dividends multiplied by a fraction, the numerator of which will be the total dividends paid on that particular class of Stock for that taxable year, and the denominator of which shall be the total dividends paid on all classes of our Stock for that taxable year. We can designate a dividend as a capital gain dividend if and to the extent we have a net capital gain (i.e., our net long-term capital gain for the year exceeds our net short-term capital loss for such year) for such taxable year. A U.S. Stockholder generally will take into account distributions that we designate as capital gain dividends as long-term capital gain without regard to the period for which the U.S. Stockholder has held our Stock. A corporate U.S. Stockholder may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income.

Redemption of Our Preferred Stock. A redemption of our preferred stock will be treated under Section 302 of the Code as a distribution and hence taxable as a dividend to the extent of our current or accumulated earnings and profits, unless the redemption satisfies one of the tests set forth in Section 302(b) of the Code and is therefore treated as a sale or exchange of the redeemed preferred shock. The redemption will be treated as a sale or exchange if it (1) is “substantially disproportionate” with respect to your ownership in us, (2) results in a “complete termination” of your Stock interest in us, or (3) is “not essentially equivalent to a dividend” with respect to you, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests has been met, you must generally take into account all of our Stock considered to be owned by you by reason of constructive ownership rules set forth in the Code, as well as our Stock actually owned by you. If you actually or constructively own none or a small percentage of our common stock, a redemption of your preferred stock is likely to qualify for sale or exchange treatment because the redemption would not be “essentially equivalent to a dividend” as defined by the Code. However, because the determination as to whether you will satisfy any of the tests of Section 302(b) of the Code depends upon the facts and circumstances at the time that your preferred stock is redeemed, you are advised to consult your own tax advisor to determine your particular tax treatment.

Under Section 305 of the Code, preferred stock that may be redeemed at a price higher than its issue price may have this “redemption premium” treated as a constructive distribution. Under applicable Treasury Regulations, constructive dividend treatment is required in the case of callable preferred stock only if, based on all of the facts and circumstances as of the issue date, redemption pursuant to this call right is more likely than not to occur. Even if this redemption is more likely than not to occur, constructive dividend treatment is not required if the redemption premium is solely in the nature of a penalty for premature redemption, i.e., it is a premium paid as a result of changes in economic conditions over which neither we nor you have control. The Treasury Regulations also provide a safe harbor pursuant to which an issuer’s right to redeem will not be treated as more likely than not to occur if: (i) the issuer and holder of the stock are not related within the meaning of Section 267(b) or Section 707(b) of the Code (substituting “20%” for the phrase “50%”); (ii) there are no plans, arrangements or agreements that effectively require or are intended to compel the issuer to redeem the stock; and (iii) exercise of the right to redeem would not reduce the yield on the stock determined using principles applicable to the determination of original issue discount under Section 1272 of the Code and the Treasury Regulations under Sections 1271 through 1275 of the Code. The fact that a redemption right is not described in the preceding sentence, and thus does not qualify for the safe harbor, does not mean that an issuer’s right to redeem is more likely than not to occur. Rather, in that case, the issuer’s right to redeem must be tested under all the facts and circumstances to determine if it is more likely than not to occur. While in general we intend to issue preferred stock in a manner such that our right to call for the redemption of our preferred stock should not be treated as more likely than not to occur, there can be no assurance in this regard.

Conversion of Our Preferred Stock. The terms of our preferred stock may provide that our preferred stock is convertible into our common stock or other consideration (see in this prospectus under “Description of Preferred Stock—Conversion Rights”). Except as provided below, a U.S. Stockholder generally will not recognize gain or loss upon the conversion of our preferred stock into shares of our common stock. A U.S. Stockholder’s basis and holding period in the shares of common stock received upon conversion generally will be the same as those of the converted preferred stock (but the basis will be reduced by the portion of adjusted tax basis allocated to any fractional share of common stock exchanged for cash). If a U.S. Stockholder converting preferred stock receives consideration other than our common stock in connection with the conversion, the tax treatment of the receipt of any such other consideration will depend on the nature of the consideration, and it may be a taxable exchange. For example, cash received upon conversion in lieu of a fractional share of common stock generally will be treated as a payment in a taxable exchange for such fractional share of common stock, and gain or loss will be recognized on the receipt of cash in an amount equal to the difference between the amount of cash received and the adjusted tax basis allocable to the fractional common stock deemed exchanged. This gain or loss will be long-term capital gain or loss if the U.S. Stockholder has held our preferred stock for more than one year. Any common stock received in exchange for accrued and unpaid dividends generally will be treated as a distribution by us, and subject to tax treatment as described in “Taxation of U.S. Stockholders and U.S. Holders of Warrants—Distributions in Respect of Our Stock,” above.

U.S. Stockholders converting our preferred stock should consult their tax advisors regarding the U.S. federal income tax treatment of the consideration received upon such conversion.

Disposition of Our Stock. If you sell our Stock, you will recognize gain or loss in an amount equal to the difference between the amount you receive in exchange for the Stock and your basis in the Stock sold. Any such gain or loss generally will be long-term capital gain or loss if you have held the Stock for more than one year.

Taxation of U.S. Holders of Our Warrants. A U.S. Holder of our warrants generally will not recognize gain or loss upon the exercise of a warrant. A U.S. Holder’s basis in a warrant will equal the purchase price paid by such holder to acquire the warrant. A U.S. Holder’s basis in the preferred stock or common stock, as the case may be, received upon the exercise of the warrant will be equal to the sum of the holder’s basis in the warrant and the exercise price paid. A U.S. Holder’s holding period in the preferred stock or common stock, as the case may be, received upon the exercise of the warrant will not include the period during which the warrant was held by the holder. If the warrant expires without exercise, a U.S. Holder will recognize a capital loss in an amount equal to its basis in the warrant. Upon the sale or exchange of a warrant to a person other than us, a U.S. Holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the holder’s basis in the warrant. Any such gain or loss from the sale, exchange or expiration of a warrant will be capital gain or loss and will be long-term capital gain or loss if the warrant was held for more than one year. The ability of a U.S. Holder to deduct capital losses may be subject to limitations, as described below under “— Capital Gains and Losses.” Upon the sale of a warrant to us, the IRS may argue that a holder should recognize ordinary income on the sale. Prospective investors should consult their tax advisors as to the consequences of a sale of a warrant to us.

Capital Gains and Losses. The highest marginal individual income tax rate currently is 39.6%. The maximum tax rate on long-term capital gain applicable to U.S. Stockholders or U.S. Holders taxed at individual rates is 20% for sales and exchanges of assets held for more than one year. The maximum tax rate on long-term capital gain from the sale or exchange of “section 1250 property,” or depreciable real property, is 25% to the extent that such gain would have been treated as ordinary income if the property were “section 1245 property.” With respect to distributions that we designate as capital gain dividends, we will designate whether such a distribution is taxable to U.S. Stockholders taxed at individual rates at a 20% or 25% rate. Thus, the tax rate differential between capital gain and ordinary income for those taxpayers may be significant. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

The Medicare Tax. For taxable years beginning after December 31, 2012, certain U.S. Stockholders and certain U.S. Holders who are individuals, estates or trusts and whose income exceeds certain thresholds are required to pay a 3.8% Medicare tax. The Medicare tax will apply to, among other things, dividends and other income derived from certain trades or business and net gains from the sale or other disposition of property, subject to certain exceptions. Dividends on our Stock and any gain from the disposition of our Stock or our warrants generally will be the type of gain that is subject to the Medicare tax.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income (“UBTI”). While many investments in real estate may generate UBTI, dividend distributions in respect of our Stock and gain from a sale of our Stock generally will not constitute UBTI provided the tax-exempt entity has not held our Stock as “debt-financed property” within the meaning of the Code (i.e., where the acquisition or holding of our Stock is financed through a borrowing of the tax-exempt Stockholder) and has not otherwise used our Stock in an unrelated trade or business. However, different UBTI rules apply to tax-exempt Stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, or qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, or single parent title-holding corporations exempt under Section 501(c)(2) of the Code the income of which is payable to any of the aforementioned tax-exempt organizations. Under those rules, dividend distributions in respect of our Stock will constitute UBTI unless the organization properly sets aside or reserves such amounts for purposes specified in the Code. These tax-exempt Stockholders should consult their own tax advisors concerning these “set aside” and reserve requirements.

A “qualified trust” (defined to be any trust described in Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code) that holds more than 10% of the value of the shares of a REIT may be required, under certain circumstances, to treat a portion of distributions from the REIT as UBTI. This requirement will apply for a taxable year only if (i) the REIT satisfies the requirement that not more than 50% of the value of its shares be held by five or fewer individuals (the “five or fewer requirement”) only by relying on a special “look-through” rule under which shares held by qualified trust stockholders are treated as held by the beneficiaries of such trusts in proportion to their actuarial interests therein, and (ii) the REIT is “predominantly held” by qualified trusts. A REIT is “predominantly held” by qualified trusts if either (i) a single qualified trust holds more than 25% of the value of the REIT shares, or (ii) one or more qualified trusts, each owning more than 10% of the value of the REIT shares, hold in the aggregate more than 50% of the value of the REIT shares. If the foregoing requirements are met, the percentage of any REIT dividend treated as UBTI to a qualified trust that owns more than 10% of the value of the REIT shares is equal to the ratio of (i) the UBTI earned by the REIT (computed as if the REIT were a qualified trust and therefore subject to tax on its UBTI) to (ii) the total gross income (less certain associated expenses) of the REIT for the year in which the dividends are paid. A de minimis exception applies where the ratio set forth in the preceding sentence is less than 5% for any year.

The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the “five or fewer” requirement without relying on the “look-through” rule. The restrictions on ownership and transfer of shares in our charter should prevent application of the foregoing provisions to qualified trusts purchasing our Stock, absent a waiver of the restrictions by the board of directors.

As discussed above in relation to taxable U.S. Stockholders, we may elect to retain and pay income tax on our long-term capital gains. If we so elect, each Stockholder, including tax-exempt Stockholders, will take into income (and, if applicable, UBTI) the Stockholder’s share of the retained capital gain as long-term capital gain (except that corporate Stockholders may be required to treat up to 20% of certain capital gains dividends as ordinary income) and will receive a credit or refund for that Stockholder’s share of the tax paid by us. The Stockholder will increase the basis of such Stockholder’s shares by an amount equal to the excess of the retained capital gain included in the Stockholder’s income over the tax deemed paid by such Stockholder.

Taxation of Non-U.S. Stockholders and Non-U.S. Holders of Warrants

The rules governing federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign Stockholders or warrant holders (which we refer to collectively as Non-U.S. Stockholders or Non-U.S. Holders, respectively) are complex, and no attempt will be made herein to provide more than a limited summary of such rules. The discussion does not consider any specific facts or circumstances that may apply to a particular Non-U.S. Stockholder or Non-U.S. Holder. Prospective Non-U.S. Stockholders and Non-U.S. Holders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in our Stock or warrants, including any reporting requirements.

If distributions to a Non-U.S. Stockholder on account of our Stock are not attributable to gain from sales or exchanges by us of United States real property interests and not designated by us as capital gain dividends or retained capital gains, such distributions will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces such rate or eliminates the tax. However, if income from the investment in our Stock is treated as effectively connected with the Non-U.S. Stockholder’s conduct of a United States trade or business, the Non-U.S. Stockholder generally will be subject to a tax at graduated rates in the same manner as U.S. Stockholders are taxed with respect to such dividends (and may also be subject to a branch profits tax of up to 30% if the Non-U.S. Stockholder is a foreign corporation). We expect to withhold United States federal income tax at the rate of 30% on the gross amount of any dividends paid to a Non-U.S. Stockholder that are not designated as capital gain dividends, unless (i) a lower treaty rate applies and the Non-U.S. Stockholder files with us an IRS Form W-8BEN or IRS Form W-8BEN-E evidencing eligibility for that reduced rate or (ii) the Non-U.S. Stockholder files an IRS Form W-8ECI with us claiming that the distribution is income treated as effectively connected to a United States trade or business.

Distributions in excess of our current and accumulated earnings and profits will not be taxable to a Non-U.S. Stockholder to the extent that they do not exceed the adjusted basis of the Non-U.S. Stockholder’s Stock in respect of which the distributions were made, but rather will reduce the adjusted basis of such Stock. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Stockholder’s Stock in respect of which the distributions were made, they will give rise to tax liability if the Non-U.S. Stockholder would otherwise be subject to tax on any gain from the sale or disposition of such Stock as described below. We may be required to withhold United States federal income tax at the rate of at least 10% on distributions to Non-U.S. Stockholders that are not paid out of our current or accumulated earnings and profits unless the Non-U.S. Stockholders provide us with withholding certificates evidencing their exemption from withholding tax. If it cannot be determined at the time that such a distribution is made whether or not such distribution will be in excess of our current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the Non-U.S. Stockholder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of our current and accumulated earnings and profits.

Although the law is not clear on the matter, if we elect to retain and pay income tax on our long-term capital gains, it appears that amounts we designate as retained capital gains in respect of our Stock held by Non-U.S. Stockholders generally should be treated with respect to Non-U.S. Stockholders in the same manner as our actual distributions of capital gain dividends. Under this approach, a Non-U.S. Stockholder would be able to offset as a credit against its United States federal income tax liability its proportionate share of the tax treated as paid by it on such retained capital gains, and to receive from the IRS a refund to the extent its proportionate share of such tax treated as paid by it exceeds its actual United States federal income tax liability.

For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges by us of United States real property interests will be taxed to a Non-U.S. Stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”). Under FIRPTA, these distributions generally are taxed to a Non-U.S. Stockholder as if such gain were effectively connected with a United States business. Thus, Non-U.S. Stockholders will be taxed on such distributions at the normal capital gain rates applicable to U.S. Stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Stockholder not entitled to treaty relief or exemption. We are required by applicable Treasury Regulations to withhold 35% of any distribution that could be designated by us as a capital gain dividend or, in certain circumstances, distributions following a designation of a prior distribution as a capital gain dividend. This amount is creditable against the Non-U.S. Stockholder’s FIRPTA tax liability. REIT distributions attributable to gain from sales or exchanges of United States real property interests will be treated as ordinary income dividends rather than effectively connected income under the FIRPTA rules if (1) the distribution is received with respect to a class of Stock that is regularly traded on an established securities market located in the United States and (2) the foreign investor does not own more than 5% of the class of Stock at any time during the one year period ending on the date of such distribution. Capital gain dividends received by a Non-U.S. Stockholder from a REIT that are attributable to dispositions by that REIT of assets other than United States real property interests are generally not subject to U.S. income or withholding tax.

Gain recognized by a Non-U.S. Stockholder upon the sale or exchange of our Stock generally would not be subject to United States federal income taxation unless:

•	the investment in our Stock is effectively connected with the Non-U.S. Stockholder’s United States trade or business, in which case the Non-U.S. Stockholder generally will be subject to the same treatment as U.S. Stockholders with respect to any gain;

•	the Non-U.S. Stockholder is a non-resident alien individual who is present in the United States for 183 days or more during the taxable year and has a tax home in the United States, in which case the non-resident alien individual will be subject to a 30% tax on the individual’s net capital gains for the taxable year; or

•	our Stock constitutes a United States real property interest within the meaning of FIRPTA, as described below.

Our Stock will not constitute a United States real property interest if we are a domestically-controlled REIT. We will be a domestically-controlled REIT if, at all times during a specified testing period, less than 50% in value of our shares is held directly or indirectly by Non-U.S. Stockholders. We believe that, currently, we are a domestically-controlled REIT and, therefore, that the sale of our Stock would not be subject to taxation under FIRPTA. Because our Stock is publicly traded, however, we cannot guarantee that we are or will continue to be a domestically-controlled REIT.

Even if we do not qualify as a domestically-controlled REIT at the time a Non-U.S. Stockholder sells our Stock, gain arising from the sale of a particular class or series of our Stock still would not be subject to FIRPTA tax if:

•	such class or series of our Stock is considered regularly traded under applicable Treasury Regulations on an established securities market, such as the NYSE; and

•	the selling Non-U.S. Stockholder owned, actually or constructively, 5% or less in value of the applicable class or series of our Stock throughout the five-year period ending on the date of the sale or exchange.

If gain on the sale or exchange of our Stock were subject to taxation under FIRPTA, the Non-U.S. Stockholder would be subject to regular United States federal income tax with respect to any gain in the same manner as a taxable U.S. Stockholder (subject to any applicable alternative minimum tax and special alternative minimum tax in the case of non-resident alien individuals) and the purchaser of our Stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.

Non-U.S. Holders of warrants should consider the rules discussed above regarding the taxation of Non-U.S. Stockholders upon a sale or exchange of our Stock and should consult their own tax advisers with respect to the United States federal tax (including withholding tax) and state, local and foreign tax consequences of an investment in our warrants.

Backup Withholding, FATCA Tax, and Information Reporting

U.S. Stockholders. In general, information reporting requirements will apply to certain U.S. Stockholders with regard to payments of dividends on our Stock and payments of the proceeds of the sale of our Stock, unless an exception applies.

It is expected that the payor will be required to backup withhold tax on such payments at the rate of 28% if (i) the payee fails to furnish a taxpayer identification number, or TIN, to the payor or to establish an exemption from backup withholding, or (ii) the IRS notifies the payor that the TIN furnished by the payee is incorrect. A U.S. Stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS.

In addition, it is expected that a payor of dividends on our Stock will be required to backup withhold tax at a rate of 28% if (i) there has been a notified payee under-reporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Code, or (ii) there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to backup withholding under the Code.

Any amounts withheld under the backup withholding rules from a payment to a U.S. Stockholder will be allowed as a credit against the U.S. Stockholder’s United States federal income tax and may entitle the U.S. Stockholder to a refund, provided that the required information is furnished to the IRS. U.S. Stockholders that hold their stock through foreign accounts or intermediaries will be subject to U.S. withholding tax (the so-called FATCA tax) at a rate of 30% on dividends (or redemption proceeds treated as dividends) paid after June 30, 2014 and proceeds of sale (which, for this purpose, includes a redemption treated as a sale, as well as a distribution treated as a return of capital or giving rise to capital gain) of our Stock paid after December 31, 2016 if certain disclosure requirements related to U.S. accounts are not satisfied. In addition, we may be required to withhold a portion of capital gain distributions to any U.S. Stockholders who fail to certify their non-foreign status to us.

Non-U.S. Stockholders. With respect to Stock held by a Non-U.S. Stockholder, the payment of the proceeds from the disposition of Stock to or through the United States office of a United States or foreign broker will be subject to information reporting and backup withholding as described above for U.S. Stockholders unless the Non-U.S. Stockholder satisfies the requirements necessary to be an exempt Non-U.S. Stockholder or otherwise qualifies for an exemption. The proceeds of a disposition by a Non-U.S. Stockholder to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a United States person, a controlled foreign corporation for United States tax purposes, a foreign person 50% or more of whose gross income from all sources for specified periods is from activities that are effectively connected with a United States trade or business, a foreign partnership if partners who hold more than 50% of the interests in the partnership are United States persons, or a foreign partnership that is engaged in the conduct of a trade or business in the United States, then information reporting generally will apply as though the payment was made through a United States office of a United States or foreign broker.

Generally, information reporting, backup withholding and the FATCA tax will apply to payments of dividends and other distributions on, and proceeds from the sale of, our Stock as described above for a U.S. Stockholder, unless the payee certifies that it is not a United States person or otherwise establishes an exemption and, in the case of the FATCA tax, satisfies other requirements pursuant to recently finalized regulations (which requirements may include entering into an agreement with the IRS).

Applicable Treasury Regulations provide presumptions regarding the status of Stockholders when payments to the Stockholders cannot be reliably associated with appropriate documentation provided to the payor. Because the application of these Treasury Regulations varies depending on the Stockholder’s particular circumstances, you are advised to consult your tax advisor regarding the information reporting requirements applicable to you.

U.S. and Non-U.S. Holders of Warrants. The rules described above with respect to backup withholding, information reporting and the FATCA tax may apply to a sale or exchange of warrants by a U.S. or Non-U.S. Holder. Each U.S. and Non-U.S. Holder of warrants is urged to consult its own tax advisor regarding the application of such rules to its particular circumstance.

State, Local and Foreign Taxes

We, our Stockholders and/or our warrant holders may be subject to taxation by various states, localities or foreign jurisdictions, including those in which we, a Stockholder, or a warrant holder transacts business, owns property or resides. We own properties located in numerous jurisdictions and are required to file tax returns in some or all of those jurisdictions. The state, local and foreign tax treatment may differ from the federal income tax treatment described above. Consequently, Stockholders and warrant holders should consult their tax advisors regarding the effect of state, local and foreign income and other tax laws upon an investment in our Stock and warrants.

PLAN OF DISTRIBUTION

We may sell the securities to one or more underwriters for public offering and sale by them or may sell the securities to investors directly or through agents. We will name, in the applicable prospectus supplement, any such underwriter or agent involved in the offer and sale of the securities.

Underwriters may offer and sell the securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. We may, from time to time, authorize underwriters acting as our agents to offer and sell the securities upon the terms and conditions as are set forth in the applicable prospectus supplement. In connection with the sale of securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of securities for whom they may act as agent. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

We will set forth in the applicable prospectus supplement any underwriting compensation we pay to underwriters or agents in connection with the offering of securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

To the extent that we make sales to or through one or more of the named underwriters or agents in at-the-market offerings, we will do so pursuant to the terms of a distribution agreement between us and the underwriters or agents. If we engage in at-the-market sales pursuant to a distribution agreement, we will issue and sell our securities to or through one or more of the named underwriters or agents, which may act on an agency basis or on a principal basis. During the term of any such agreement, we may sell securities on a daily basis in exchange transactions or otherwise as we agree with the underwriters or agents. The distribution agreement will provide that any securities sold will be sold at prices related to the then prevailing market prices for our securities. Therefore, exact figures regarding proceeds that will be raised or commissions to be paid are impossible to determine and will be described in a prospectus supplement. Pursuant to the terms of the distribution agreement, we also may agree to sell, and the relevant underwriters or dealers may agree to solicit offers to purchase, blocks of our securities. The terms of each such distribution agreement will be set forth in more detail in a prospectus supplement to this prospectus. To the extent that any named underwriter or agent acts as principal pursuant to the terms of a distribution agreement, or if we offer to sell securities through another broker dealer acting as underwriter, then such named underwriter may engage in certain transactions that stabilize, maintain or otherwise affect the price of our securities. We will describe any such activities in the prospectus supplement relating to the transaction. To the extent that any named broker dealer or agent acts as agent on a best efforts basis pursuant to the terms of a distribution agreement, such broker dealer or agent will not engage in any such stabilization transactions.

If the applicable prospectus supplement so indicates, we will authorize dealers acting as our agents to solicit offers by certain institutions to purchase securities from them at the public offering price set forth in such prospectus supplement pursuant to Delayed Delivery Contracts (“Contracts”) providing for payment and delivery on the date or dates stated in such prospectus supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of securities sold pursuant to Contracts shall be equal to, the respective amounts stated in the applicable prospectus supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to our approval. Contracts will not be subject to any conditions except (a) the purchase by an institution of the securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (b) if the securities are being sold to underwriters, we shall have sold to such underwriters the total principal amount of the securities less the principal amount thereof covered by Contracts.

In the ordinary course of business, certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for us.

LEGAL MATTERS

Stroock & Stroock & Lavan LLP of New York, New York will pass upon the validity of the issuance of the securities offered hereby for us and certain federal income tax matters.

EXPERTS

The consolidated financial statements of Cedar Realty Trust, Inc. appearing in Cedar Realty Trust, Inc.’s Annual Report (Form 10 K) for the year ended December 31, 2014 (including the schedule appearing therein), and the effectiveness of Cedar Realty Trust, Inc.’s internal control over financial reporting as of December 31, 2014, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and the effectiveness of our internal control over financial reporting as of the respective dates (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference facility at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference facility. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov, and at our website at http://www.cedarrealtytrust.com. Information on or accessible through our website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus unless we specifically so designate and file with the SEC.

We have filed with the SEC a Registration Statement on Form S-3 under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the registration statement.

5,000,000 Shares

CEDAR REALTY TRUST, INC.

Common Stock

PROSPECTUS SUPPLEMENT

BofA Merrill Lynch

July 26, 2016